UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Surgical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

030115208

(CUSIP Number)

Zak W. Elgamal 10039 Bissonnet, Suite 250 Houston, TX 77036-7852 (713) 779-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box  ☒.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6

CUSIP No. 030115208
1.	Names of reporting persons Zak W. Elgamal
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,551,725[1]
	8.	Shared voting power 8,572[1]
	9.	Sole dispositive power 3,551,725[1]
	10.	Shared dispositive power 8,572[1]
11.	Aggregate amount beneficially owned by each reporting person 3,560,297[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 27.43%[2]
14.	Type of reporting person (see instructions) IN

[1]

Includes (a) 157,077 shares of the Issuer’s common stock issuable upon exercise of options exercisable within 60 days; (b) 8,572 shares of the Issuer’s common stock owned by the Reporting Person’s wife; and (c) 3,394,648 shares of the Issuer’s common stock owned by the Reporting Person.

[2]

Calculated on the basis of 12,979,005 shares of common stock, consisting of 12,821,928 shares of common stock outstanding as of November 19, 2010 as reported on the Issuer’s most recently filed Form 10-Q for the quarter ended September 30, 2010 and 157,077 shares issuable upon exercise of options exercisable within 60 days.

	SCHEDULE 13D	Page 3 of 6
CUSIP No. 030115208

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of Common Stock, par value $.001 per share (“Common Stock”), of American Surgical Holdings, Inc. (the “Issuer”).

ITEM 2.	Identity and Background.

(a) – (c), (f) The statement is being filed by the person identified below (the “Reporting Person”):

Name	Address	Place of Citizenship	Occupation
Zak W. Elgamal	10039 Bissonnet, Suite 250 Houston, TX 77036-7852	U.S.A.	Executive Chairman, Chief Executive Officer and President of the Issuer

(d) – (e) The Reporting Person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Person were acquired with personal funds available for investment or were received as compensation for services provided to the Issuer.

ITEM 4.	Purpose of Transaction.

The Reporting Person originally acquired the shares of Common Stock reported herein for investment purposes.

On December 20, 2010, the Issuer reported that it has agreed to be acquired by Great Point Partners, I LP, a Greenwich, CT-based private equity fund (“Great Point”). To complete this acquisition, the Issuer has entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer; AH Holdings, Inc. (“Parent”), an affiliate of Great Point, and AH Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation following the Merger. Capitalized terms used but not defined in this Schedule 13D shall have the meanings as set forth in the Merger Agreement.

Upon the closing of the transactions contemplated by the Merger (the “Effective Time”), (a) (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) any Common Stock owned directly or indirectly by the Parent or the Issuer or any of their respective subsidiaries, including the Rollover Shares (as defined in the Merger Agreement) (the “Excluded Shares”) and (y) any Dissenting Shares (as defined in the Merger Agreement)), shall be converted into and represent the right to receive an amount equal to $2.87 per share, in cash, subject to adjustment as provided in the Merger Agreement (the “Per Share Price”) and the Additional Per Share Merger Consideration (as hereinafter defined).

	SCHEDULE 13D	Page 4 of 6
CUSIP No. 030115208

Each outstanding stock option to purchase Common Stock (each, a “Company Stock Option”) that is not exercised prior to the Effective Time shall be canceled and converted into the right to receive (i) a cash payment equal to (A) the excess, if any, of (1) the Per Share Price over (2) the exercise price per share of Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Common Stock for which such Company Stock Option shall not theretofore have been exercised (the “Parent Option Consideration”) plus (ii) (A) the Additional Per Share Merger Consideration multiplied by (B) the number of shares of Common Stock issuable upon exercise of the unexercised Company Stock Options if they were exercised on a cashless basis (the “Cashless Exercise Option Shares”) (the “Company Option Consideration” and collectively with the Parent Option Consideration, the “Option Consideration”). Each outstanding warrant to purchase Common Stock (each, a “Company Warrant”) that is not exercised prior to the Effective Time shall represent the right to receive (i) a cash payment equal to (A) the excess, if any, of (1) the Per Share Price over (2) the exercise price per share of Common Stock subject to such Company Warrant, multiplied by (B) the number of shares of Common Stock for which such Company Warrant shall not theretofore have been exercised (the “Parent Warrant Consideration”) plus (ii) (A) the Additional Per Share Merger Consideration multiplied by (B) the number of Common Shares for which such Company Warrant shall not theretofore have been exercised (the “Company Warrant Consideration” and collectively with the Parent Warrant Consideration, the “Warrant Consideration”). Each Rollover Share will be converted into and represent the right to receive the Additional Per Share Merger Consideration, which consideration shall be paid directly to the Rollover Stockholders (as hereinafter defined).

In connection with the Merger, the Issuer will distribute as additional merger consideration to each of the Issuer’s stockholders (including the “Rollover Stockholders,” as defined in the Merger Agreement) and the holders of the Company Options and Company Warrants (A) an amount per share equal to (1) a final dividend, if any, in cash, equal to the maximum amount determined at least five business days but no more than eight business days prior to the Effective Time based on the formula set forth in the Merger Agreement divided by (2) the number of shares of Common Stock plus the Cashless Exercise Option Shares plus the number of shares of Common Stock issuable upon exercise of the Company Warrants each as outstanding as of the Effective Time (the “Additional Cash Per Share Merger Consideration”); and (B) ownership interests (the “CMC Interests”), on a pro rata basis, in CMC Associates, LLC (“CMC”), an indirect wholly owned subsidiary of the Issuer that will be the beneficial owner of certain pending litigation and litigation rights. The Issuer is unable to determine the value of the CMC Interests at the present time and there can be no assurances that the CMC Interests will have any value in the future.

In connection with the Merger Agreement, the Reporting Person entered into a Stockholders Voting Agreement with the Parent whereby he has agreed to vote the shares of common stock owned by him in favor of the adoption of the Merger Agreement and the consummation of the Merger. The Stockholders Voting Agreement will terminate upon the Effective Time or if the Merger Agreement is terminated in accordance with its terms.

Contemporaneously with the execution of the Merger Agreement, the Reporting Person has also entered into an Exchange Agreement dated December 20, 2010 (the “Exchange Agreement”), whereby immediately before the Effective Time, the Reporting Person and each other Rollover Stockholder (as defined in the Merger Agreement) will exchange 22.5% of the shares of Common Stock owned by them for shares of Series A Preferred Stock of the Parent that will represent, in the aggregate, 14.9% of the Parent’s total shares at the Effective Time, computed on a fully diluted basis. The Series A Preferred Stock will be convertible into shares of the Parent’s voting common stock. Holders of the Series A Preferred Stock will be entitled to vote along with the Parent’s voting common stock on an as-converted-basis. In addition, the holders of Series A Preferred Stock will vote as a class with the holders of the Parent’s Series B Preferred Stock. The transactions contemplated by the Exchange Agreements will not occur if the Merger Agreement is terminated in accordance with its terms.

	SCHEDULE 13D	Page 5 of 6
CUSIP No. 030115208

The foregoing descriptions of the Merger Agreement, the Merger and the other agreements entered into in connection therewith do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Stockholders Voting Agreement and the Exchange Agreement, copies of which are attached to this Schedule 13D as Exhibits 1 through 3 and which are incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 on the cover page of this Schedule 13D.

(b) See Items 7 through 10 on the cover page of this Schedule 13D.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Person during the past 60 days.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Item 4 above is incorporated herein by reference.

ITEM 7.	Materials to Be Filed as Exhibits.

1.	Agreement and Plan of Merger dated as of December 20, 2010 among American Surgical Holdings, Inc., AH Holdings, Inc. and AH Merger Sub, Inc.

2.	Stockholder Voting Agreement dated December 20, 2010, by and between AH Holdings, Inc. and Zak Elgamal

3.	Exchange Agreement dated December 20, 2010, by and between AH Holdings, Inc. and Zak Elgamal

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010	/s/ Zak W. Elgamal
Zak W. Elgamal

Exhibit 1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

December 20, 2010

Among

AMERICAN SURGICAL HOLDINGS, INC.,

AH HOLDINGS, INC.

And

AH MERGER SUB, INC.

-i-

(continued)

-ii-

(continued)

		Page

8.4	Amendments	53
8.5	Waiver of Conditions	53
8.6	Assignment	53
8.7	Governing Law	53
8.8	Entire Agreement	53
8.9	No Third Party Beneficiaries	53
8.10	Severability	53
8.11	Interpretation	54
8.12	Counterparts	54
8.13	Definitions	54

-iii-

Page

INDEX OF DEFINED TERMS

EXHIBITS

Exhibit A – Voting Agreement
Exhibit B – Form of Employment Agreement
Exhibit C – Formation Agreement
Exhibit D – Rollover Holders
Exhibit E – Sample Calculation

-i-

AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 20, 2010, by and among American Surgical Holdings, Inc., a Delaware corporation (the “Company”), AH Holdings, Inc., a Delaware corporation (the “Parent”), and AH Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of the Parent (the “Merger Sub”).

RECITALS

WHEREAS, the Special Committee of the Board of Directors of the Company has (i) approved and declared advisable this Agreement and determined that this Agreement is in the best interests of the Company’s stockholders (other than the Rollover Holders (as hereafter defined) as to which no determination has been made), (ii) has approved and declared advisable the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”), on the terms and subject to the conditions provided for in this Agreement and determined that the Merger is in the best interests of the Company’s stockholders (other than the Rollover Holders as to which no determination has been made), (iii) has reviewed the terms of the Merger and determined that such terms are fair and (iv) has recommended that the Board of Directors of the Company approve and declare advisable this Agreement and the Merger;

WHEREAS, Parent has acquired 1,000 shares of stock of the Merger Sub, representing 100% of the issued and outstanding shares of stock of Merger Sub, in exchange for cash as part of an overall plan that includes the merger of Merger Sub with and into the Company in consideration for cash;

WHEREAS, the Merger is one of several related transactions involving the contribution of cash or property to Parent or Merger Sub in exchange for cash and capital stock of Parent as part of an overall plan that includes the acquisition of all of the outstanding capital stock of the Company in exchange for cash and stock of Parent via a statutory merger of Merger Sub with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent as a result of the merger (collectively, the cash and Company common stock exchanged with Parent are the “Contributions,” and for federal income tax purposes, it is intended that the Contributions and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder;

WHEREAS, the respective Boards of Directors of the Company, the Parent and the Merger Sub have unanimously determined that the Merger, upon the terms and subject to the conditions set forth in this Agreement, would be advisable and in the best interests of their respective companies and their stockholders, and have unanimously approved this Agreement and the Merger;

WHEREAS, the Board of Directors of the Company has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger; and

WHEREAS, the Company, the Parent and the Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain beneficial owners listed on Exhibit D (the “Rollover Holders”) of Common Stock are entering into Exchange Agreements (the “Exchange Agreements”), pursuant to which the Rollover Holders are agreeing, among other things, to contribute the portion of their Common Stock set forth therein (such shares, collectively, the “Rollover Shares”) to Parent immediately prior to the Effective Time of the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain beneficial owners of Common Stock are entering into Voting Agreements substantially in the from attached as Exhibit A (the “Voting Agreements”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as defined herein), the Merger Sub shall be merged with and into the Company. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the DGCL. The Merger shall have the effects specified in the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place electronically, or, at Parent’s election, at McDermott Will & Emery, 227 West Monroe, Chicago, Illinois at 10:00 AM CDT on or before the second (2nd) Business Day after the satisfaction or waiver (in accordance with the terms of this Agreement) of the conditions to the obligations of the parties to consummate the transaction contemplated hereby set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other place and time as the Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3 Effective Time. At the Closing, the Company and the Merger Sub shall cause a Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”). Without limiting the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving

Corporation. The Surviving Corporation may, at any time after the Effective Time, take any action in the name of and on behalf of either the Company or the Merger Sub that is reasonably necessary in order to carry out and effectuate the Merger consistent with the provisions of this Agreement.

1.4 Certificate of Incorporation. The certificate of incorporation of the Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Certificate”), until thereafter amended as provided therein and in accordance with applicable Law; provided, however, that Article FIRST of the Certificate shall be amended as of the Effective Time to change the name of the Merger Sub to “American Surgical Holdings, Inc.”

1.5 Bylaws. The bylaws of the Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein and in accordance with applicable Law; provided, however, that the Bylaws shall be amended as of the Effective Time to change the name of the Merger Sub to “American Surgical Holdings, Inc.”

1.6 Directors and Officers. The directors and officers of the Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate, the Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON OUTSTANDING SECURITIES;

EXCHANGE OF CERTIFICATES

2.1 Effect on Outstanding Securities. At the Effective Time, as a result of the Merger and without any action on the part of the Company, the Parent, the Merger Sub or any holder of any capital stock of the Company:

(a) Merger Consideration; Option Consideration; Warrant Consideration; Additional Per Share Merger Consideration.

(i) Each share of common stock, par value $0.001 per share, of the Company (the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than (x) any Common Shares owned directly or indirectly by the Parent or the Company or any of their respective Subsidiaries, including the Rollover Shares (the “Excluded Shares”) and (y) any Dissenting Shares), shall be converted into and represent the right to receive an amount equal to $2.87 per share, in cash, subject to adjustment as provided in Section 2.3 (the “Per Share Price”) and the Additional Per Share Merger Consideration (as hereinafter defined). The Per Share Price and the Additional Per Share Merger Consideration are together referred to as the “Merger Consideration.”

(ii) Each outstanding Company Stock Option that is not exercised prior to the Effective Time will be canceled on the Effective Time in accordance with Section

2.4 in exchange for the Option Consideration (as hereafter defined), as applicable. Each outstanding Company Warrant that is not exercised prior to the Effective Time shall represent the right to receive only the Warrant Consideration (as hereafter defined) until such time as the Company Warrant expires.

(iii) Each Rollover Share will be converted into and represent the right to receive the Additional Per Share Merger Consideration, which consideration shall be paid directly to the Rollover Holders.

(b) Cancellation of Certain Common Shares and Excluded Shares. All of the Common Shares (including the Excluded Shares and the Dissenting Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and (i) the certificates (the “Certificates”) formerly representing Common Shares (other than the Excluded Shares and the Dissenting Shares) shall be converted into and represent the right to receive the Merger Consideration multiplied by the number of Common Shares formerly represented by such Certificate, in accordance with and subject to the terms and conditions of this Agreement, and (ii) no holder of an Excluded Share shall be entitled to any consideration therefore except that the certificates formerly representing the Rollover Shares will be converted into and represent the right to receive the Additional Per Share Merger Consideration multiplied by the number of Common Shares formerly represented by such certificates, in accordance with and subject to the terms and conditions of this Agreement.

(c) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Common Shares that are issued and outstanding immediately prior to the Effective Time that are held by a stockholder who is entitled to and who has properly demanded appraisal for such Common Shares (the “Dissenting Shares”) in accordance with Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration at the Effective Time, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the Laws of the State of Delaware, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, the Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.1(a). The Company shall give Parent (i) prompt notice of any written demand for appraisal, any attempted withdrawal of such demand, any other instruments served pursuant to applicable Law and any other written communications that are received by the Company relating to stockholders’ rights of appraisal and (ii) the right to participate in and direct all negotiations, discussions and proceedings with respect to such demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands, approve any withdrawal of any such demands or agree to do any of the foregoing.

(d) Merger Sub. Each share of stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation. Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Merger Sub stock shall be deemed to represent the same number of shares of Surviving Corporation common stock.

(e) Parent. Each common share of Parent issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

2.2 Surrender and Payment.

(a) Depositary for Merger Consideration and Warrant Consideration. Prior to the Effective Time, (i) the Parent or the Merger Sub and the Company shall mutually agree upon and designate a bank or trust company (the “Depositary”) to act as agent for the holders of the Common Shares and Company Warrants in connection with the Merger to receive and distribute the Payment Fund (as defined below), for the benefit of such holders, in exchange for the certificates representing the Common Shares and the Company Warrants in accordance with the terms of this Agreement and (ii) Parent and the Company shall enter into an agreement with the Depositary providing for the matters set forth in this Section 2.2.

(1) At or prior to the Effective Time, the Merger Sub or Parent shall deposit, or cause to be deposited, with the Depositary cash in an aggregate amount equal to the sum of (x) the product of (i) the number of Common Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) multiplied by (ii) the Per Share Price, plus (y) the Parent Warrant Consideration (the “Parent Payment Fund”), for the benefit of the holders of such Common Shares and Company Warrants.

(2) At or prior to the Effective Time, the Company shall deposit with the Depositary cash in an aggregate amount equal to the sum of (x) the product of (i) the number of Common Shares issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) multiplied by (ii) the Additional Cash Per Share Merger Consideration, plus (y) the Company Warrant Cash Consideration (the “Company Payment Fund” and collectively with the Parent Payment Fund, the “Payment Fund”).

In the event the amount of the Parent Payment Fund deposited with the Depositary shall be insufficient to make the payments contemplated by Sections 2.1(a), Parent and/or Merger Sub shall promptly deposit, or cause to be deposited, additional funds with the Depositary in an amount that is equal to the amount of such deficiency required to make such payment. In the event the amount of the Company Payment Fund deposited with the Depositary shall be insufficient to make the cash payments contemplated by Sections 2.5 (other than amounts payable with respect to Company Stock Options), the Company shall promptly deposit, or cause to be deposited, additional funds with the Depositary in an amount that is equal to the amount of such deficiency required to make such cash payment. The Depositary shall cause the Payment Fund to be (i) held for the benefit of the holders of the Company’s Common Shares and Company Warrants, and (ii) applied promptly to making the payments pursuant to Sections 2.1(a) and 2.5 (except with respect to Company Stock Options). The Payment Fund shall not be used for any purpose that is not provided for herein.

(b) Option Consideration. At the Effective Time, the Parent shall deposit, or cause to be deposited, with the Surviving Corporation cash in an aggregate amount equal to the Parent Option Consideration (as hereafter defined) for the benefit of the holders of the Company Stock Options.

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event later than five (5) Business Days after the Effective Time, the Parent or the Surviving Corporation shall cause the Depositary to mail to each holder of record of outstanding Common Shares immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) and each holder of record of a Company Warrant immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates and Company Warrants shall pass only upon delivery of the Certificates or the Company Warrants to the Depositary) and (ii) instructions for use in effecting the surrender of the Certificates or exercise of the Company Warrants in exchange for the Merger Consideration and Warrant Consideration, as applicable. Upon surrender of a Certificate for cancellation or Company Warrant for exercise (accompanied by an executed notice of exercise) to the Depositary, together with a letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Depositary, the Depositary shall pay the holder of such Certificate the cash portion of the Merger Consideration in respect of such Certificate and shall pay the holder of each Company Warrant the cash portion of the Warrant Consideration in respect of the exercise of such Company Warrants, in each case less any required withholding taxes, and the Certificate and/or Company Warrants so surrendered or exercised shall forthwith be canceled. If any portion of the cash portion of the Merger Consideration or Warrant Consideration is to be paid to a person other than the registered holder of the Common Shares represented by the Certificate or Certificates surrendered in exchange therefor or the holder of the Company Warrants surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates or Company Warrants so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Depositary any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Common Shares or Company Warrants or establish to the satisfaction of the Depositary that such tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.2(c), each Certificate (other than Certificates representing Excluded Shares or Dissenting Shares) and each Company Warrant shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or Warrant Consideration, as applicable, upon such surrender or exercise. Upon receiving written notice from the Parent that the Effective Time shall have occurred and that a Rollover Holder has delivered certificates representing Rollover Shares to Parent in accordance with the Exchange Agreement the Depository shall deliver to such Rollover Holder the Additional Cash Per Share Merger Consideration, less any required withholding taxes, payable to such Rollover Holder with respect to such Rollover Shares. No interest or dividends shall accrue or be payable to any holder of Common Shares, Company Warrants or Company Stock Options on any consideration payable hereunder.

(d) No Further Ownership Rights in Common Shares or Warrants. All Merger Consideration paid upon the surrender of Certificates (or affidavits of loss in lieu thereof) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares previously represented by such Certificates (or affidavits of loss in lieu thereof). The Warrant Consideration paid upon exercise of the Company Warrants (or affidavits of loss in lieu thereof) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Warrants. If, after the Effective Time, Company Warrants (together with an executed notice of exercise) or Certificates (or affidavits of loss thereof) are presented to the Surviving Corporation or the Depositary for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by Law.

(e) Unclaimed Funds. Any portion of the Payment Fund made available to the Depositary that remains unclaimed by holders of the Certificates or the Company Warrants for nineteen (19) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Certificates or Company Warrants who have not previously complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) for payment of their claim for the Merger Consideration or Warrant Consideration, as applicable, without any interest thereon. Any such amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, subject to any and all claims or interest of any Person previously entitled thereto.

(f) No Liability. None of the Parent, the Surviving Corporation, the Company or the Depositary shall be liable to any person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Funds. The Payment Fund shall be invested by the Depositary in accordance with the instructions of the Parent or the Surviving Corporation but only in obligations issued or guaranteed by the United Stated government (or agencies thereof) maturing in thirty (30) days or less and certificates of deposit or repurchase agreements maturing in thirty (30) days or less of domestic United States banks having capital and surplus of $250,000,000 or more and having a rating of A or better from Moody’s Investors Services, Inc. and A or better from Standard & and Poor’s Corporation. The Payment Fund shall not be invested or reinvested, directly or indirectly, by the Depositary in any other manner. All earnings on the Payment Fund shall be paid to the Surviving Corporation.

(h) Lost Certificates. In the event that any Certificate, Company Option or Company Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Depositary and the Surviving Corporation) of that fact by the person claiming such Certificate, Company Option or Company Warrant to be lost, stolen or destroyed and, if required by the Depositary or the Surviving Corporation, the posting of a bond or the granting of an indemnity reasonably satisfactory to the Depositary and the Surviving Corporation against any claim that may be made against either of them with respect to such Certificate, Company Option or Company Warrant, the Depositary or the Company, as the case may be, will issue, in exchange for such lost, stolen or destroyed Certificate, Company Option or Company Warrant, the portion of the Payment Fund with respect to such Certificate or Company Warrant, or the Option Consideration with respect to such Company Option, to which such person is entitled pursuant hereto.

(i) Transfer Books. At the close of business on the day on which the Effective Time occurs, the stock and warrant transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock or Company Warrants on the records of the Surviving Corporation.

2.3 Adjustment of Per Share Price. In the event that subsequent to the date of this Agreement but prior to the Effective Time any one or more of the following shall occur, the Per Share Price shall be adjusted.

(a) If less than all of the Company Stock Options and Company Warrants (other than the Designated Warrants) shall have been exercised as of the Effective Time, the Per Share Price shall increase by an amount equal to: (i) the aggregate exercise price of all unexercised Company Stock Options and Company Warrants (other than the Designated Warrants) divided by (ii) the number of outstanding Common Shares plus the number of Common Shares underlying the unexercised Company Stock Options and Company Warrants, in each case outstanding as of the Effective Time.

(b) If some or all of the Company Warrants (other than the Designated Warrants) are exercised on a cashless basis in accordance with their respective terms, the Per Share Price shall increase by an amount equal to: (i) the difference between (A) $42,848,042 and (B) $2.87 multiplied by the number of outstanding Common Shares plus the number of Common Shares underlying the unexercised Company Stock Options and Company Warrants, in each case outstanding as of the Effective Time divided by (ii) the number of outstanding Common Shares plus the number of Common Shares underlying the unexercised Company Stock Options and Company Warrants, in each case outstanding as of the Effective Time.

Provided, however, that any adjustments to the Per Share Price required pursuant to clauses (a) and (b) shall be aggregated and then such aggregated amount shall be rounded down to the nearest whole cent ($0.01) before adding such amount to the $2.87 per share amount contemplated by Section 2.1(a).

(c) In the event the outstanding Common Shares shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Per Share Price shall be appropriately adjusted.

2.4 Stock Options and Warrants.

(a) At the Effective Time, each Company Stock Option outstanding (whether or not vested or exercisable) that has a per share exercise price less than the Per Share Price (each a “Cash Pay Option”) shall be canceled and converted into the right to receive (i) a cash payment equal to (A) the excess, if any, of (1) the Per Share Price over (2) the exercise price per Common Share subject to such Company Stock Option, multiplied by (B) the number of Common Shares for which such Company Stock Option shall not theretofore have been exercised (the “Parent Option Consideration”) plus (ii) (A) the Additional Per Share Merger

Consideration multiplied by (B) the number of Cashless Exercise Option Shares represented by such Company Stock Option (the “Company Option Consideration” and collectively with the Parent Option Consideration, the “Option Consideration”). Each Cash Pay Option when so converted shall cease to be outstanding and each holder of a Cash Pay Option shall cease to have any rights with respect to such Cash Pay Options. Commencing at the Effective Time and continuing until the Company Warrants expire, each Company Warrant outstanding shall only represent the right to receive (i) a cash payment equal to (A) the excess, if any, of (1) the Per Share Price over (2) the exercise price per Common Share subject to such Company Warrant, multiplied by (B) the number of Common Shares for which such Company Warrant shall not theretofore have been exercised (the “Parent Warrant Consideration”) plus (ii) (A) the Additional Per Share Merger Consideration multiplied by (B) the number of Common Shares for which such Company Warrant shall not theretofore have been exercised (the “Company Warrant Consideration” and collectively with the Parent Warrant Consideration, the “Warrant Consideration”). For each Company Warrant (other than the Designated Warrants) that has not been exercised as of the Effective Date, an amount equal to the Additional Cash Per Share Merger Consideration multiplied by the number of Commons Shares for which such Company Warrant shall not theretofore have been exercised, is referred to as the “Company Warrant Cash Consideration”. Upon surrender to the Surviving Corporation of the original Company Stock Option agreement and an executed copy of the exercise notice in the form attached to the Company Stock Option (collectively, the “Option Documentation”), the Parent hereby agrees to cause the Surviving Corporation to promptly deliver (but in all cases not later than the fifth business day after the later of the Closing Date and the date of receipt of the Option Documentation) to the registered holder of such Company Stock Options (as indicated in the records of the Company), the cash portion of the Option Consideration less any required withholding taxes. At the Effective Time each Company Stock Option outstanding as of the Effective Time shall be canceled and each holder of a certificate representing such canceled Company Stock Option shall cease to have any rights with respect to such Company Stock Option and shall not be entitled to receive any payment with respect thereto other than the Option Consideration.

(b) The Board of Directors of the Company (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions and the Company and the Board of Directors shall take all other actions as are required to (i) give effect to the transactions contemplated by this Section 2.4 and (ii) cause the Stock Plans and each Company Stock Option to be terminated as of the Effective Time and cause any provision in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to be deleted as of the Effective Time and (iii) ensure that no person has any rights under any Stock Plan and Company Stock Option, or such other agreement, arrangement or benefit plan to acquire any capital stock of the Surviving Corporation or the Parent (other than rights under the Exchange Agreements by and between the Parent and the Rollover Holders) and that the Parent and the Surviving Corporation will not have any further obligation or liability under any of the foregoing Stock Plans and Company Stock Options and the Company Warrants or other such agreements, except as specifically contemplated by this Section 2.4.

(c) For purposes of this Agreement (i) the term “Stock Plan” means any stock option, restricted stock or equity incentive plan, program or arrangement including, but not limited to the Company’s Equity Incentive Plan, (ii) the term “Company Stock Option” means each outstanding unexercised option or other right to purchase shares of Common Stock, whether or not then vested or fully exercisable, granted to any person by the Company, whether under any Stock Plan or otherwise, and (iii) the term “Company Warrant” means each outstanding warrant to purchase capital stock of the Company.

2.5 Additional Merger Consideration. The term “Additional Per Share Merger Consideration” shall mean: (a) a cash amount equal to (i) the Final Dividend (as defined in Section 5.1), if any, payable by the Company in accordance with Section 5.1 below divided by (ii) the sum of the number of outstanding Common Shares plus the number of Common Shares that would be issuable upon exercise of the unexercised Company Stock Options if they were exercised on a cashless basis in accordance with the terms of the Company Stock Options, assuming the Per Share Price shall be the “fair market value” of the Common Shares for purposes of such calculation (the “Cashless Exercise Option Shares”) plus the number of Common Shares issuable upon exercise of the unexercised Company Warrants, in each case outstanding as of the Effective Time (the “Additional Cash Per Share Merger Consideration”) plus (b) an ownership interest in CMC equal to (i) 100% of the membership interest in CMC divided by (ii) the sum of the number of outstanding Common Shares plus the Cashless Exercise Option Shares plus the number of Common Shares issuable upon exercise of the unexercised Company Warrants, in each case outstanding as of the Effective Time, which interest shall be represented by the Operating Agreement of CMC and this Agreement (the “Additional Equity Per Share Merger Consideration”). The Additional Per Share Merger Consideration shall be payable by the Company and all Additional Cash Per Share Merger Consideration payable with respect to the Common Shares (other than Dissenting Shares) and Company Warrants (other than the Designated Warrants) shall be deposited by the Company with the Depositary in accordance with Section 2.2(a). The Additional Cash Per Share Merger Consideration payable to the holders of the Company Stock Options shall remain with the Surviving Company following the Effective Time and shall be payable by the Surviving Corporation in accordance with Section 2.2(b). Claims Management Co shall be responsible for calculating the amount of the Additional Equity Per Share Merger Consideration to be issued promptly following Closing to holders of Common Shares (other than Dissenting Shares), Company Stock Options and Company Warrants and shall provide such information to the Parent or the Surviving Corporation for inclusion in the letter of transmittal provided for in Section 2.2(c). CMC shall issue to the Surviving Company promptly following the Closing a percentage membership interest in CMC equal to (x) the Additional Equity Per Share Merger Consideration multiplied by (y) the sum of the number of Dissenting Shares plus the number of Common Shares underlying any unexercised Company Warrants as of the Effective Date.

2.6 Withholding Rights. Parent, the Surviving Corporation and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Common Shares, Company Warrants or Company Stock Options, such amounts as Parent, the Surviving Corporation or the Depositary is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Depositary, such withheld amounts shall be paid over to the appropriate taxing authority and shall be treated for all purposes of this Agreement as having been paid to the applicable former holder of Common Shares, Company Warrants or Company Stock Options.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2009 (excluding the exhibits and schedules thereto, any disclosures set forth exclusively in any risk factor section thereof or in any forward-looking statements contained therein) (the “2009 Form 10-K”) or (ii) in the relevant section of the disclosure schedule delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”); provided, however, that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to other sections of this Agreement and the Company Disclosure Schedule to the extent such disclosure is made in a way as to make its relevance to such other section readily apparent from the face of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Company Material Adverse Effect” means any fact, circumstance, event, change, effect, development or occurrence that, either individually or in the aggregate is or could reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, but shall not include the effect of any facts, circumstances, events, changes, effects, developments or occurrences (A) generally affecting the economy or the financial or securities markets or generally affecting the healthcare industry, including general changes to Laws across the industry (but only to the extent such fact, circumstance, event, change, effect, development or occurrence in each case does not materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole); or (B) resulting from (I) any acts of terrorism or war (whether or not declared) or any escalation or worsening thereof (other than to the extent any of the foregoing materially impacts the surgical assistant employees’ ability to perform their job duties for, the Company or any of its Subsidiaries); (II) the announcement of this Agreement or the transactions contemplated hereby; (III) changes in accounting principles generally accepted in the United States (“GAAP”) or accounting standards; (IV) change, in and of itself, in the market price or trading volume of the Common Shares (it being understood that the facts, circumstances, events, changes, effects, developments or occurrences giving rise or contributing to any such changes may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (V) any matter of which Parent or Merger Sub has Knowledge on the date hereof; or (VI) the failure, in and of itself, by the Company to meet any expected or projected financial or operating performance target, whether internal or published for any period ending on or after the date of this Agreement (it being understood that the facts, circumstances, events, changes, effects, developments or occurrences giving rise or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect). Notwithstanding the generality of the foregoing, each of the following shall constitute a “Company Material Adverse Effect”: (I) the resignation, firing or other termination of the employment of either of the Key Employees, (II) the failure of the Company’s EBITDA for the twelve (12) month period ending on the last day of the last full month prior to Closing to exceed $7.1 million; or (III) any fact, circumstance, change, effect, event or occurrence, excluding a Force Majeure Event, that, individually or in the aggregate, has had, or would reasonably be expected to have or result in a reduction in the aggregate annualized EBITDA of the Company and its Subsidiaries, taken as a whole, in excess of $2.0 million during the twelve month period following the Closing. The Company has made available to Merger Sub prior to the date of this Agreement a true and complete copy of the Company’s Amended Certificate of Incorporation and Amended Bylaws, each as amended through the date of this Agreement (such certificate of incorporation, the “Company Certificate” and such bylaws, the “Company Bylaws”) and true and complete copies of the organizational or governing documents of each Subsidiary of the Company. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws, and no Subsidiary of the Company is in violation of any of the provisions of its organizational or governing documents.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Subsidiary of the Company and the name of each of its shareholder(s) or owner(s) and the capital stock or other equity interests of such Subsidiary held by each such person. Other than with respect to the Subsidiaries of the Company set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any person or have any direct or indirect equity or ownership interest in any person or business.

3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 100,000,000 Common Shares and 10,000,000 preferred shares, $0.001 par value (“Company Preferred Shares”). As of December 8, 2010, (i) 12,821,928 Common Shares were issued and outstanding, (ii) no Common Shares were held in treasury, (iii) 3,000,000 Common Shares were reserved for issuance under the equity incentive plan of the Company (the “Company Share Plans”), (iv) there were Options to purchase 1,786,112 Common Shares outstanding and Warrants to purchase 315,215 Common Shares outstanding, and (v) no Company Preferred Shares were issued or outstanding. All outstanding Common Shares, and all Common Shares reserved for issuance as noted in clauses (iii) and (iv), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive or similar rights and issued in compliance in all material respects with all applicable securities Laws. All Company Stock Options and Company Warrants are evidenced by stock option or warrant agreements, true and correct copies of each outstanding Company Stock Option and Company Warrant have been delivered to Merger Sub and a true and correct copy of the form of Warrant has been delivered to Merger Sub. All outstanding Company Warrants are in the same form as the form of Warrant that has been delivered to Merger Sub. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all persons who hold outstanding Company Stock Options or Company Warrants indicating, with respect to each Company Stock Option and Company Warrant, the number of shares of Common Shares subject to such Company Stock Option or Company Warrant, and the exercise price, date of grant, vesting schedule and expiration date thereof. There are no Company Stock Options intended to qualify as an “incentive stock option” under Section 422 of the Code.

(b) At Closing, the Company will not have any shares of capital stock issued or outstanding other than the 12,821,928 Common Shares referred to in Section 3.2(a) above or that have become outstanding after December 8, 2010 upon exercise of Company Stock Options or Company Warrants set forth in Section 3.2(a) of the Disclosure Schedule above. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire, or vote or dispose of, any such shares of capital stock or other equity interests, or (D) provide any funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries or to the Knowledge of the Company any other Person is a party with respect to the voting, transfer or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries or granting any Person the right to elect, designate or nominate a director to the Board.

(e) All outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive or similar rights. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are owned by the Company or a wholly-owned Subsidiary of the Company free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind or nature whatsoever (each, a “Lien”).

3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board of Directors acting upon a receipt of a recommendation by the Special Committee and, except for (i) the Company Shareholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Transactions. As of the date of this Agreement, the Board of Directors, acting upon a receipt of a recommendation by the Special Committee, has unanimously (w) approved this Agreement and the Merger and the other Transactions in accordance with the DGCL; (x) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders (other than the Rollover Holders as to which no determination has been made) and approved and declared advisable this Agreement and the Transactions; (y) agreed to propose this Agreement and the Transactions for approval and adoption by the Company’s stockholders and (z) recommended that the Company’s stockholders approve and adopt this Agreement and the Transactions (the “Company Board Recommendation”), and such resolutions pursuant to which such actions were taken have not been rescinded or modified. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws from time to time in effect affecting creditors’ rights generally, and (ii) general principles of equity, whether such principles are considered in a proceeding at Law or in equity.

(b) The Special Committee of the Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the stockholders of the Company (other than the Rollover Holders as to which no determination has been made), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended that the Company’s Board of Directors approve and declare advisable this Agreement and the Transactions, including the Merger.

(c) Other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the filing with the SEC of the Proxy Statement and such other filings, if any, required under and in compliance with other applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) other approvals set forth on Section 3.3(c) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no material authorization, consent, permit, action or approval of, or material filing with, or material notification to, any United States federal, state or local or foreign governmental or regulatory agency, commission, court, body, entity or authority or arbitral tribunal (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the Transactions.

(d) The execution and delivery by the Company of this Agreement does not, and, except as described in Section 3.3(c)or in Section 3.3(d)of the Company Disclosure Schedule, the consummation of the Transactions and compliance with the provisions of this

Agreement by the Company will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give rise to a right of termination, amendment, cancellation or acceleration of, or result in the creation of a Lien (other than a Permitted Lien) on any of the properties or assets of the Company or any of its Subsidiaries under, or require any notice or payment under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement, arrangement or understanding or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (the “Company Agreements”), (ii) conflict with or result in any violation of any material provision of the Company Certificate, the Company Bylaws or the organizational or governing documents of any Subsidiary of the Company or (iii) conflict with or violate in any material respect any applicable Laws.

3.4 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, documents, statements, reports, exhibits and other documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2009 (including documents filed on a voluntary basis on Form 8-K and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, (i) the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company SEC Documents (as revised, amended, supplemented or superseded by a later-filed Company SEC Document) contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no amendments or modifications to any Company SEC Documents that are required to be filed with or furnished to the SEC that have not yet been so filed or furnished. The Company has made available to Parent true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the Company (and its Subsidiaries) and the SEC occurring since January 1, 2007, and will, as promptly as practicable, make available to Parent any such correspondence sent or received after the date hereof. None of the Company SEC Documents is subject to any ongoing SEC review or outstanding SEC comment. None of the Excluded Assets are included as assets on the balance sheets included in the 2009 Form 10-K.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

3.5 Internal Controls and Procedures.

(a) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors and Merger Sub (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves executive officers or employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2009, the Company has not identified any material weaknesses in the design or operation of internal control over financial reporting. There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(b) Since January 1, 2009, neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding any improper accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2008, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, (c) for contractual liabilities and obligations with respect to executory contracts not required to be disclosed in financial statements prepared in accordance with GAAP, (d) as set forth in Section 3.6 of the Company Disclosure Schedule or (e) as expressly contemplated by this Agreement, neither the Company nor any Subsidiary of the Company has any material debt, liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due.

3.7 Compliance with Law; Permits.

(a) Except as set forth in Section 3.7(a) of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries are, and since December 31, 2007 have been, in compliance with all applicable federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or requirements of any Governmental Entity (collectively, “Laws” and each, a “Law”) and (ii) since December 31, 2007, no written notice, charge, claim, action or assertion has been received by the Company or any of its Subsidiaries or has been filed, commenced or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging any material violation of any applicable Law.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, clearances, exceptions, consents, certificates, approvals and orders of any Governmental Entity or other Person necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted (the “Company Permits”). All Company Permits (including, without limitation, its certification from The Joint Commission) are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are not in material default or violation of the terms of the Company Permits. The Company has not received any written notice in the past three (3) years to the effect that the Company or any of its Subsidiaries is not in compliance, in all material respects, with the terms of Company Permits.

(c) The Company and its Subsidiaries have not engaged and do not currently employ or otherwise contract with any individual (“Professional”) to practice a profession or engage in an activity that requires a license, certificate, credential, registration or other approval of a Governmental Entity, Carrier Program or customer’s Medical Staff (“Professional License”) who lacks such Professional License. The Company has not received any written notice in the past (3) years to the effect that any employed or contracted Professional is not in compliance with the terms and conditions of his or her Professional License, or is subject to or threatened with the revocation, limitation or suspension of his or her Professional License or professional liability insurance coverage.

(d) The Company and its Subsidiaries are (and since January 1, 2007 have been) in compliance in all material respects with the Federal Health Care Program anti-kickback statute (42 U.S.C. 1320a-7b(b)) and all other state and federal Laws regulating any compensation arrangements, ownership interests or other financial relationships between a referral source and a referral recipient applicable to them, any of their properties or other assets or any of their businesses (collectively, the “Fraud and Abuse Laws”). To the knowledge of the Company no officer, employee or agent of the Company or any of its Subsidiaries, nor any other person or entity acting on behalf of the Company or any of its Subsidiaries, acting alone or together, has offered or given, directly or indirectly, any economic benefit, including, without limitation, payments, material rebates, other discounts, commission or promotional allowances, to a hospital, surgeon or other referral source which violates any Fraud and Abuse Law.

(e) Except as disclosed in Section 3.7(e) of the Company Disclosure Schedule, the Company and its Subsidiaries do not participate in the Medicare program, state Medicaid programs and such other similar federal, state or local governmental programs (“Governmental Programs”). On the date hereof the Company has delivered to Parent a complete list of all private health benefit plans and programs which have paid claims submitted by the Company or its Subsidiaries since January 1, 2010 (each a “Carrier Program”). The Company’s and its Subsidiaries’ surgical assistants are properly credentialed to work as surgical assistants in the Company’s and its Subsidiaries’ hospital customers. Except as disclosed in Section 3.7(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been notified in writing that it has any liability (nor, to the knowledge of the Company, is there any such liability) under any Government Programs or under any Carrier Programs for any refund, overpayment, discount or adjustment that has not been properly accounted for under the Company’s normal and historical accounting practices. The Company and each of its Subsidiaries have paid or caused to be paid all undisputed refunds, or overpayments to Government Programs and Carrier Programs.

(f) Since January 1, 2009, the Company and each Subsidiary have, in all material respects, filed all claims, billings and reports required to be filed by them prior to the date hereof in order to receive reimbursement for items and services rendered to patients from the Carrier Programs. Such claims and reports are complete and accurate in all material respects and have been prepared in compliance with all applicable Laws governing reimbursement and payment of claims. To the knowledge of the Company, except as disclosed on Section 3.7(f) of the Company Disclosure Schedule, there are no other claims, billing and reports required to be filed by the Company or any of its Subsidiaries as a condition precedent to reimbursement under the Carrier Programs for services rendered, except for claims or billings not yet due.

3.8 Environmental Laws and Regulations.

(a) Since December 31, 2007, the Company and its Subsidiaries have conducted their respective businesses in material compliance with all applicable Environmental Laws, and to the knowledge of the Company, none of the properties owned, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws as a result of any activity of the Company or any of its Subsidiaries. Since December 31, 2007, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses. Since December 31, 2007, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner which is reasonably likely to give rise to any material liability under Environmental Law, from any properties owned, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Company, its Subsidiaries nor any of their respective properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, judgment or written claim that has been asserted or arising under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource).

(c) As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule contains a true and complete list of each material deferred compensation, bonus, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement currently in effect; each material severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) currently in effect; each material profit sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA) currently in effect; each material employment, termination or severance agreement currently in effect; and each other material employee benefit plan, fund, program, agreement or arrangement currently in effect, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary of the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company or any Subsidiary of the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is a party, whether written or oral, for the benefit of any employee or former employee of the Company or any Subsidiary of the Company (the “Company Benefit Plans”). Neither the Company, any Subsidiary of the Company nor any ERISA Affiliate has any commitment or formal plan to create any additional employee benefit plan or modify or change any existing Company Benefit Plan that would affect any employee or former employee of the Company or any Subsidiary of the Company.

(b) With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Merger Sub true and complete copies of each of the following documents: (i) a copy of the Company Benefit Plan and any amendments thereto (or if the Company Benefit Plan is not a written Company Benefit Plan, a description thereof); (ii) a copy of the two most recent annual reports, if required under ERISA, and, if applicable, the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87; (iii) a copy of the most recent Summary Plan Description if required under ERISA with respect thereto; (iv) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Benefit Plan intended to qualify under Section 401 of the Code.

(c) None of the Company, any of its Subsidiaries, or any of their ERISA Affiliates maintain or contribute to, nor have they maintained or contributed to during the past six (6) years, any pension plan subject to Title IV of ERISA or Sections 412 of the Code or 302 of ERISA.

(d) All material contributions required to be made with respect to any Company Benefit Plan on or prior to the date hereof have been timely made or are reflected on the 2009 Form 10-K. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Subsidiary of the Company relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such Company Benefit Plan above the level or expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(e) Neither the Company nor any Subsidiary of the Company, any Company Benefit Plan nor any trust created thereunder has engaged in a transaction in connection with which the Company or any Subsidiary of the Company, any Company Benefit Plan, or any such trust reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.

(g) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. Each Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) has satisfied such requirements in all material respects.

(h) Except as disclosed in Section 3.9(h) of the Company Disclosure Schedule, no Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary of the Company for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). No condition exists that would prevent the Company or any Subsidiary of the Company from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary of the Company other than limitations imposed under the respective terms of the Company Benefit Plans set forth in Section 3.9(a) of the Company Disclosure Schedule.

(i) Except as disclosed in Section 3.9(i) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company, any Subsidiary of the Company or any ERISA Affiliate to severance pay or any other similar material payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of benefits under any Company Plan, or materially increase the amount of compensation due any such employee or officer, except as expressly provided in this Agreement or as disclosed in Section 3.9(i) of the Company Disclosure Schedule.

(j) There are no pending or, to the knowledge of the Company, material claims threatened under any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(k) All Company stock options have been granted with an exercise price per share no lower than the “fair market value” (as defined in the applicable plan) of one Common Share on the date of the corporate action effectuating the grant.

(l) Except as set forth in Section 3.9(l) of the Company Disclosure Schedule, the Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. All plans, arrangements and agreements of the Company that are subject to Section 409A of the Code have been administered in all material respects, in good faith compliance with the applicable requirements of Section 409A of the Code.

3.10 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule or in the Company SEC Documents filed with the SEC since January 1, 2010, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been any action or event that, if taken or occurring on or after the date of this Agreement without Merger Sub’s consent, would violate any of the provisions of Section 5.1.

(b) Since December 31, 2009, there has not been any Company Material Adverse Effect or any fact, circumstance, event, change, effect, development or occurrence that would reasonably be expected to have a Company Material Adverse Effect.

3.11 Investigations; Litigation. (a) There is no (and since January 1, 2009 there has been no) investigation or review pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, and (b) except as set forth in Section 3.11 of the Company Disclosure Schedules, there are no (and since January 1, 2009 there have been no) material claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties at Law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity binding upon the Company or any of its Subsidiaries, or any of their respective properties.

3.12 Proxy Statement; Other Information. None of the information included in the Proxy Statement will (a) at the time of filing the definitive Proxy Statement, as supplemented, if applicable, with the SEC, (b) at the time of the mailing of the Proxy Statement, as amended or supplemented, if applicable and (c) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement, as amended or supplemented, and any other documents to be filed by the Company with the SEC in connection with the Transactions, will comply in all material respects with the provisions of the Exchange Act. The letter to shareholders, notice of meeting, proxy statement (including any amendments and supplements thereto) and form of proxy to be filed with the SEC and distributed to shareholders in connection with the Merger are collectively referred to herein as the “Proxy Statement”. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied by Parent or Merger Sub or any of their respective Representatives in writing specifically for inclusion in the Proxy Statement.

3.13 Taxes.

(a) (i) The Company and each of its Subsidiaries has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it, and each such material Tax Return has been prepared in material compliance with all applicable Laws and is true, correct and complete in all material respects; (ii) the Company and each of its Subsidiaries has timely paid (or the Company has timely paid on its Subsidiaries’ behalf) all Taxes due and payable with respect to such returns and all other material Taxes except such Taxes as are currently being contested in good faith and for which adequate reserves, as applicable, have been established in accordance with GAAP in the Company’s consolidated financial statements included in the 2009 Form 10-K; (iii) the consolidated financial statements included in the 2009 Form 10-K reflect, in accordance with GAAP, an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such consolidated financial statements; and (iv) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes subsequent to the date of such most recent consolidated financial statements other than in the ordinary course of the Company’s or such Subsidiary’s business.

(b) (i) No material Tax Return of the Company or any of its Subsidiaries is under audit or examination by any Taxing Authority, no written notice of such an audit or examination or any other audit or examination with respect to a material amount of Taxes has been received by the Company or any of its Subsidiaries, and no material deficiencies for Taxes have been claimed, proposed, assessed or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by any Taxing Authority; (ii) each material deficiency resulting from any audit or examination relating to Taxes by any Taxing Authority has been paid, except for deficiencies currently being contested in good faith and for which adequate reserves, as applicable, have been established in the financial statements included in the 2009 Form 10-K in accordance with GAAP; (iii) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries except Liens relating to current Taxes not yet due and payable; (iv) all material Taxes which the Company or any of its Subsidiaries are required by Law to withhold or to collect for payment have been duly withheld and collected and any such amounts that are required to be remitted to any Taxing Authority have been duly remitted; (v) none of the Company or any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Taxing Authority; (vi) no claim has been made against the Company or any of its Subsidiaries by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction; and (vii) no power of attorney that would be in force after the Closing Date has been granted by the Company or any of its Subsidiaries with respect to Taxes.

(c) There is no contract or arrangement, plan or agreement by or with the Company or any of its Subsidiaries covering any person that, individually or collectively, could give rise to the payment of any amount by the Company or any of its Subsidiaries that would not be deductible by the Company or such Subsidiary by reason of Section 162(m) of the Code.

(d) None of the Company or any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) is a party to or bound by any Tax allocation, sharing or indemnification agreement or other similar arrangement with any person other than the Company and its Subsidiaries or (iii) has any liability for the Taxes of any person (other than any of the Company or its Subsidiaries) under Treas. Reg. §1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(e) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported to or intended to be governed by Section 355 or Section 361 of the Code.

(f) Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Law.

(g) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and has not been (and will not be) such a United States real property holding corporation during the five (5) year period ending on the Closing Date.

(h) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time because of: (i) any intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to Taxes) that occurred or existed on or prior to the Effective Time; (ii) any installment sale or open transaction disposition made on or prior to the date hereof; (iii) any prepaid amount received on or prior to the Effective Time or (iv) Section 481(a) of the Code (or an analogous provision of state, local, or foreign Law), by reason of a change in accounting method made prior to the Effective Time.

(i) The Company has not (A) obtained any Tax rulings, (B) requested any Tax rulings or (C) applied for a change in accounting methods or closing agreements, that would reasonably be expected to affect liabilities for Taxes of the Company or any of its Subsidiaries for the current Tax period or for any period after the Effective Time.

(j) As used in this Agreement, (i) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (A) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including, for the avoidance of doubt, any amounts owed to any Governmental Entity or other person in respect of unclaimed property or escheat laws), together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Taxing Authority”), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other person, and (ii) “Tax Return” shall mean any return, statement, report, form or other document (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, information returns and reports and any amendment to any of the foregoing) filed or required to be filed with a Taxing Authority with respect to Taxes.

3.14 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or its Subsidiaries.

(b) No representation, election, petition or application for certification has been filed by any employees of the Company or any of its Subsidiaries, and no such petition or application is pending with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of the Company, there are no material activities or proceedings of any labor union to organize any of the employees of the Company or any of its Subsidiaries. There is no pending or, to the knowledge of the Company, threatened, material labor dispute, strike, walkout, work stoppage, slowdown, lockout or other collective labor action involving employees of the Company or any of its Subsidiaries, and no such action has occurred within the past three (3) years.

(c) The Company and each of its Subsidiaries has been since December 31, 2007 and are in material compliance with all applicable local, state, federal and foreign Laws relating to employment and employment practices, including Laws relating to employment discrimination, terms and conditions of employment, hours of work and the payment of wages, classification of employees and independent contractors, health and safety, disability rights or benefits, equal opportunity, workers’ compensation and labor relations, and there are no actions, lawsuits, claims, labor disputes, grievances, charges or controversies pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct any material investigation with respect to or relating to the Company or any of its Subsidiaries, and no such investigation is in progress.

(d) The Company and each of its Subsidiaries are and have been since December 31, 2007 in compliance with all notice and other requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar state, local or foreign Law relating to plant closings and layoffs.

(e) To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted by the Company or any of its Subsidiaries or (ii) to the use of trade secrets or proprietary information of others.

3.15 Intellectual Property. Except as disclosed in Section 3.15 of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, free and clear of all Liens, except Permitted Liens, all material trademarks, trade names, service marks, service names, domain names, logos, assumed names, copyrights, patents, and all applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights used in their respective businesses as currently conducted (collectively, the “Intellectual Property”). Section 3.15 of the Company Disclosure Schedule sets forth a true and complete list of all U.S. and material foreign registrations and applications for registration for Intellectual Property owned or held for use by the Company or any of its Subsidiaries, including as applicable, the record owner, jurisdiction and registration and/or application number, and date issued (or filed) for each (the “Registered IP”). Except as disclosed in Section 3.15 of the Company Disclosure Schedule, the Company or a Subsidiary of the Company is the sole and exclusive record and beneficial owner of the Registered IP. All such Registered IP is subsisting, in full force and effect, and, to the knowledge of the Company, has not been cancelled, expired, or abandoned. There are no (y) pending or, to the knowledge of the Company, claims threatened by any person alleging infringement by the Company or any of its Subsidiaries of such person’s intellectual property or (z) pending or claims threatened by the Company or any of its Subsidiaries alleging infringement by any person of any Intellectual Property of the Company or any of its Subsidiaries. The conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any person, and, to the knowledge of the Company, no person is materially infringing any Intellectual Property of the Company or any of its Subsidiaries.

3.16 Properties and Assets.

(a) Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, (i) the Company and the Subsidiaries of the Company have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their material tangible properties and assets, real and personal, used or held for use in their businesses as currently conducted or shown on the most recent consolidated balance sheet of the Company included in the Company SEC Documents prior to the date hereof or acquired thereafter (except for properties and assets disposed of in the ordinary course of business consistent with past practice after the date of such balance sheet), free and clear of any Liens, except Permitted Liens, (ii) the assets and properties of the Company and its Subsidiaries, taken as a whole, whether owned or leased, constitute all of the material assets and properties which are necessary to conduct the business and operations of the Company and its Subsidiaries as currently conducted and (iii) all of the material property, plant and equipment of the Company and each of its Subsidiaries has been maintained in reasonable operating condition and repair, ordinary wear and tear excepted, and is sufficient to permit the Company and its Subsidiaries to conduct their operations as currently conducted.

(b) Neither the Company nor any Subsidiary of the Company owns in fee any real property (“Owned Real Property”).

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth a complete and correct list of all material real property leased, subleased or licensed by the Company or any Subsidiary of the Company (collectively, the “Leased Real Property” or, the “Real Property”). The Company has heretofore made available to Merger Sub true and complete copies of all leases, subleases, licenses and other agreements under which the Company and/or any Subsidiary of the Company uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto (collectively, the “Real Property Leases”). With respect to the Leased Real Property, except as disclosed in Section 3.16(c) of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company or the applicable Subsidiary of the Company enjoys peaceful and undisturbed possession of the premises leased pursuant to each Real Property Lease; (ii) the current use of the premises leased, subleased or licensed under each Real Property Lease complies with the terms of such Real Property Lease; (iii) no Real Property Lease has been assigned, mortgaged, hypothecated or otherwise encumbered; and (iv) neither the Company nor any Subsidiary of the Company has, nor, to the Company’s knowledge, has any other party thereto (including the lessor or sublessor thereunder) waived in writing any material terms or conditions of any Real Property Lease.

(d) Section 3.16(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material lease, sublease, license or other agreement executed by the Company or any Subsidiary of the Company granting to any third party a right to the use, occupancy or enjoyment of any Real Property or any portion thereof (the “Real Property Subleases”). The Company has heretofore made available to Merger Sub true and complete copies of all Real Property Subleases (including all amendments, modifications, supplements, and extensions thereof).

3.17 Opinion of Financial Advisor. The Board of Directors (including the Special Committee) has received the opinion of Howard Frazier Barker Elliott, Inc. (“HFBE”), dated as of December 18, 2010 (the “Fairness Opinion”), to the effect that, as of such date, and subject to the various assumptions, limitations, and qualifications set forth therein, the Merger Consideration to be received by the holders of the Common Shares (other than Parent and the Rollover Holders ), is fair from a financial point of view to such holders (other than the holders of the Dissenting Shares). A correct and complete copy of the Fairness Opinion has been delivered to Parent. The Company has been authorized by HFBE to permit the inclusion of the Fairness Opinion and references thereto in the Proxy Statement subject to approval of all statements in the Proxy Statement relating to HFBE or the Fairness Opinion.

3.18 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding Common Shares on the record date for the Company Meeting is the only vote of holders of securities of the Company which is required to approve and adopt this Agreement, the Merger and the other Transactions (the “Company Shareholder Approval”).

3.19 Takeover Statutes. Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate or Company Bylaws is applicable to the Agreement or the Transaction. The Company Board has taken all actions necessary to render inapplicable to this Agreement and the Transactions the restrictions set forth in Section 203 of the DGCL.

3.20 Material Contracts.

(a) Section 3.20 of the Company Disclosure Schedule lists each of the Company Agreements of the following types which are in effect as of the date hereof (the Company Agreements described by the immediately following clauses, whether or not listed on Section 3.20 of the Company Disclosure Schedule, and the Real Property Leases are collectively referred to herein as the “Company Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any collective bargaining agreement or other agreement with any union or other labor organization;

(iii) any agreement or note evidencing any indebtedness for borrowed money or any guaranty of any such indebtedness of another person or creating any Lien (other than a Permitted Lien);

(iv) any agreement which purports to materially limit the manner in which, or the localities in which, the Company, any of its Subsidiaries is entitled to conduct any material portion of its business;

(v) any partnership, joint venture or similar arrangement;

(vi) any agreement granting or obtaining any right to use any rights under any material Intellectual Property to which the Company or any of its Subsidiaries is a party or otherwise bound;

(vii) any agreement executed on or after December 31, 2006 involving the acquisition or disposition by the Company or any of its Subsidiaries of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any other person or other business enterprise other than the Company’s Subsidiaries;

(viii) any agreement with a Person required to be listed on Section 3.24 of the Company Disclosure Schedule; and

(ix) any agreement with any Affiliate of the Company any employee of the Company or any of its Subsidiaries or any Affiliate of any such employees.

(b) The Company has made available to Merger Sub a true and complete copy of each Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company and/or any of its Subsidiaries party thereto (and to the knowledge of the Company, each other party thereto) and is in full force and effect. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in material breach of or default under any Company Material Contact. Neither the Company nor any of its Subsidiaries has received written notice of, or to the knowledge of the Company, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, under any Company Material Contract.

3.21 Finders or Brokers. Except for the Polaris Group and HFBE, neither the Company nor any of its Subsidiaries has employed any investment banker, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any investment banking, financial advisor, brokerage, finder’s or similar fee or commission in connection with or upon consummation of the Transactions. The Company has made available to Merger Sub a true and complete copy of the applicable engagement letters (and all amendments or supplements thereto) with the Polaris Group.

3.22 Insurance. The Company and its Subsidiaries own or hold policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies, and the Company has not received written notice of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof. Neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs.

3.23 Related Party Transactions. To the Knowledge of the Company, no shareholder who owns 5% or more of the Company’s Common Shares, officer, director, employee or Affiliate or family member of any of the foregoing (i) owns any property or right, tangible or intangible, which is used in the business of the Company or any of its Subsidiaries, (ii) has any claim or cause of action against the Company or any of its Subsidiaries, (iii) owes any money to, or is owed any money by, the Company or any of its Subsidiaries other than for salary and benefits obligations arising in the ordinary course of business and reflected in the Company’s financial statements, except as set forth in Section 3.20 of the Disclosure Schedule, or (iv) is a party to any contract, agreement or other arrangement (written or oral) with the Company or any of its Subsidiaries other than any Material Contract described in Section 3.20 of the Disclosure Schedule.

3.24 Customers and Suppliers. Section 3.24 of the Company Disclosure Schedule lists each customer, network, third party administrator or hospital or group of affiliated Persons with which the Company and its Subsidiaries do business that represented more than 10% of the Company’s 2009 annual consolidated revenues and the amount of 2009 revenue generated by the Company from such Person or group of affiliated Persons. Since January 1, 2009, there has been no termination, cancellation or material curtailment of the business relationship of the Company or any of its Subsidiaries with any such Person or any supplier or group of affiliated Persons or suppliers nor, to the Company’s knowledge, has any such Person or supplier or group of affiliated Persons or suppliers threatened to so terminate, cancel or materially curtail such business relationships.

3.25 No Restrictions on Business. As of the date of this Agreement, there is no order, injunction or decree that has been entered (and no action has been commenced or, to the knowledge of the Company, threatened, seeking such order, injunction or decree) against or which is or would be binding by its terms upon the Company or any of its Subsidiaries or either Key Employee and no contract, agreement or arrangement exists which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted.

3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person acting on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transaction. Except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability to Parent or Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s and Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or management presentations in expectation of the Transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PARENT AND THE MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent and Merger Sub to the Company immediately prior to the execution of this Agreement (the “Merger Sub Disclosure Schedule”), Parent and Merger Sub each hereby represents and warrants to the Company as follows:

4.1 Qualification; Organization, Subsidiaries, etc. (i) Parent is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware; (ii) Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and (iii) each of them has all requisite corporate or similar power and authority to own, lease and operate its respective properties and assets and to carry on its respective business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation would not, individually or in the aggregate, reasonably be expected to materially hinder, impair or delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement and the Exchange Agreement in accordance with the respective terms thereof (a “Merger Sub Material Adverse Effect”).

4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) No vote of holders of capital stock of the Parent is necessary to approve this Agreement, the Merger or the other Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of Parent and Merger Sub and by the shareholders of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Merger Sub are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and is the legal, valid and binding agreement of Parent and Merger Sub, enforceable against each in accordance with its terms subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws from time to time in effect affecting creditors’ rights generally, and (ii) general principles of equity, whether such principles are considered in a proceeding at Law or in equity.

(b) Other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and such other filings, if any, required under, and in compliance with applicable requirements of the Exchange Act (collectively, the “Merger Sub Approvals”), no authorization, consent, permit, action or approval of, or filing with, or notification to, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, permits, actions, filings or notifications, that, if not obtained or made, would not reasonably be expected to have a Merger Sub Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by Parent and Merger Sub will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or impair Parent or Merger Sub’s rights or alter the rights or obligations of any third party under, or give rise to a right of termination, amendment, cancellation or acceleration of, or result in the creation of a Lien on any of the properties or assets of Parent or Merger Sub under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, arrangement or understanding or other instrument or obligation to which Parent or Merger Sub is a party or by which either of them or any of their respective properties or assets may be bound, (ii) conflict with or result in any violation of any provision of the certificate of incorporation, or bylaws or other equivalent organizational document, in each case as amended, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, impairment, right, conflict, default, termination, amendment, cancellation or acceleration that would not reasonably be expected to have a Merger Sub Material Adverse Effect.

4.3 Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub to be included in the Proxy Statement will (a) at the time of filing the definitive Proxy Statement with the SEC, (b) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and (c) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company or any of its Representatives that is contained or incorporated by reference in the Proxy Statement.

4.4 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 common shares, par value $0.001, of which 1,000 are validly outstanding and issued to Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities, contracts or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions and the financing related thereto. Merger Sub has made available to the Company a complete copy of its organizational and governing documents, each as amended to date (the “Merger Sub Organizational Documents”). The Merger Sub Organizational Documents are in full force and effect. Merger Sub is not in violation of any of its Merger Sub Organizational Documents.

4.5 Finders or Brokers. Neither the Parent nor any of its Subsidiaries, including Merger Sub, and their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement.

4.6 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE V

COVENANTS

5.1 Conduct of the Business. From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) with the prior written consent of Merger Sub (not to be unreasonably withheld or delayed), (ii) as expressly contemplated, required or permitted by this Agreement, (iii) as required by applicable Law, or (iv) with respect to the formation and capitalization of, and distribution of the Excluded Assets to, CMC and the distribution of its securities to the Company’s stockholders, in each case in accordance with the Formation Agreement:

(a) the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain intact its business organization in all material respects, keep available the services of its current officers and key employees and to use its reasonable best efforts to preserve its relationships with its customers, payors, suppliers, employees and others having business dealings with it in all material respects.

(b) except as disclosed in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) declare, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or its Subsidiaries), except for (x) cash dividends paid by wholly-owned Subsidiaries of the Company to the Company or another wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice, (y) the payment of dividends publicly announced prior to the date of this Agreement, and (z) the declaration and payment of dividends which, together with all Permitted Bonuses, do not exceed the Permitted Payment Amount (the “Permitted Dividend”);

(ii) adjust, split, combine or reclassify, or otherwise amend the terms of, any of its capital stock or other equity securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity securities, except for the issuance of capital stock upon the exercise of Company Stock Options or Company Warrants outstanding on the date of this Agreement in accordance with their terms;

(iii) except as required by existing written agreements or Company Benefit Plans, or as otherwise required by applicable Law (including Section 409A of the Code),

(A) increase in any manner the compensation or other benefits payable or provided to the Company’s employees, directors, consultants, independent contractors or service providers or pay or agree to pay any bonus to any employee, officer or director (other than (x) increases in the salaries or bonuses of employees who are not Rollover Holders that do not exceed $50,000 in the aggregate and (y) bonuses paid to directors, employees and Rollover Holders that, together with all Permitted Dividends, do not exceed the Permitted Payment Amount (the “Permitted Bonuses”), (B) pay any pension, severance or retirement benefits not required by any existing plan or agreement to any such employees, directors, consultants, independent contractors or service providers (other than “stay” bonuses as may be mutually agreed upon in writing by Merger Sub and the Company), (C) enter into, amend, alter (other than amendments that are immaterial to the participants or employees, directors, consultants, independent contractors or service providers who are party thereto and do not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement or otherwise commit itself to any compensation or benefit plan, program, policy, arrangement or agreement including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider (other than “stay” bonuses as may be mutually agreed upon in writing by Merger Sub and the Company), (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(iv) implement or adopt any material change in its Tax or financial accounting principles, policies, procedures or practices or any of its methods of reporting income, deductions or other material items for Tax or financial accounting purposes, except as required by GAAP or SEC rule or policy or applicable Law;

(v) enter into any closing agreement with respect to Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election unless required by Law, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of Taxes, file any amended Tax Return or obtain any Tax ruling;

(vi) amend or waive any provision of its certificate of incorporation or its bylaws, partnership agreement, operating agreement or other equivalent organizational documents or, in the case of the Company, enter into any agreement with any of its shareholders in their capacity as such;

(vii) grant, issue, deliver, sell, pledge, dispose of or encumber, or authorize the grant, issuance, delivery, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest or any securities convertible into or exchangeable for any such shares or ownership interest, or any subscriptions, rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, other than issuances of Common Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date of this Agreement in accordance with their terms;

(viii) purchase, redeem or otherwise acquire, any shares of its capital stock or other ownership interest or any securities convertible into or exchangeable for any such shares or ownership interest, or any subscriptions, rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(ix) incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries; guarantee, endorse or otherwise become liable for any debt of another person; enter into any “keep well” or other agreement to maintain any financial statement condition of any other person (other than any wholly-owned Subsidiary of the Company);

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any properties or assets with a fair market value in excess of $25,000, individually or in the aggregate;

(xi) (A) modify, amend, terminate, waive or fail to enforce any rights under any Company Material Contract in a manner which is materially adverse to the Company other than in the ordinary course of business consistent with past practice, or (B) enter into any contract, agreement, arrangement or understanding that would be required to be set forth in Section 3.20 of the Company Disclosure Schedule other than in the ordinary course of business consistent with past practice;

(xii) at any time during the 90 days before the Closing Date, without complying with the notice and other requirements of the WARN Act and any similar state, local or foreign Law relating to plant closings and layoffs, effectuate (A) a “plant closing” (as defined in the WARN Act or any similar state, local or foreign Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and/or any of its Subsidiaries, or (B) a “mass layoff” (as defined in the WARN Act or any similar state, local or foreign Law) affecting any site of employment or facility of the Company and/or any of its Subsidiaries;

(xiii) make any capital expenditures having an aggregate value in excess of $25,000;

(xiv) enter into any material capital or operating leases or acquire any material properties or assets other than (A) capital expenditures subject to the limitations set forth in (xiii) above, and (B) purchases of components, inventory, or supplies in the ordinary course of business consistent with past practice;

(xv) make any material acquisition of, or investment in, or loan or advance to, another person or business, whether by purchase of assets, stock or securities, contributions to capital, property transfers or otherwise;

(xvi) initiate or threaten to initiate any lawsuit, arbitration or proceeding or waive, release, assign, settle or compromise any claim, action or proceeding against the Company or any of the Subsidiaries, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of the applicable deductible under the Company’s insurance policy (excluding amounts to be paid under existing insurance policies) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount, in each case, other than in the ordinary course of business consistent with past practice;

(xvii) take or omit to take any action that is intended or would reasonably be expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in Article VI not being satisfied in violation of this Agreement or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement, unless such action or inaction is required by applicable Law;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than with respect to the Company, this Agreement and the Merger); or

(xix) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors (or any committee thereof) in support of, any of the actions prohibited by this Section 5.1(b).

At least three (3) Business Days prior to the earlier of declaring or announcing the declaration of or agreeing to pay any Permitted Dividend or Permitted Bonus, and at least five (5) Business Days but no more than eight (8) Business Days prior to the Closing, the Company shall deliver to Parent a statement (each, a “Permitted Payment Statement” with the Permitted Payment Statement that is delivered at least five (5) Business Days prior to the Closing also being referred to as the “Closing Statement”) prepared by the Company in good faith, and to the extent applicable consistent with the preparation of the balance sheet contained in its Form 10-Q for the period ended September 30, 2010. Each Permitted Payment Statement shall set forth (a) an estimated unaudited balance sheet of the Company and its Subsidiaries (the “Projected Balance Sheet”) as of the date that the Company anticipates paying the Permitted Dividend or Permitted Bonus (or as of the Closing with respect to the Closing Statement (the “Projected Payment Date”), (b) a reasonably detailed listing of the Designated Pre-Closing Expenses and the Balance Sheet Adjustments, (c) a calculation of the Permitted Payment Amount as of the Projected Payment Date, (d) the proposed amount of the Permitted Dividend or Permitted Bonus, if any, and (e) if the Company is proposing to pay a Permitted Bonus a list of the Persons to whom the Company anticipates paying a Permitted Bonus and the amount of the bonus to be paid to each such Person. During such three (3) Business Day period after the Company delivers a Permitted Payment Statement (and during the five (5) Business Day period after the Company delivers the Closing Statement), Parent shall be given the opportunity to review and comment on such Permitted Payment Statement. Set forth on Exhibit E is a sample calculation of the Balance

Sheet Adjustments and Permitted Payment Amount as of September 30, 2010. Any dividend which is declared in accordance with this Section 5.1, but not paid prior to Closing is referred to as a “Final Dividend” and will be paid as Additional Per Share Merger Consideration in accordance with Section 2.5.

If the Closing occurs within 45 days of the date hereof then (a) the Company shall only be permitted to pay Permitted Dividends and Permitted Bonuses one time and shall therefore only be permitted to deliver one Permitted Payment Statement, and (b) the Projected Payment Date for such Permitted Bonuses and Final Dividend shall be the Closing Date. If the Closing does not occur within 45 days of the date hereof then (i) the Company shall be permitted to make Permitted Dividends and Permitted Bonuses on up to three different dates, (ii) the first Projected Payment Date on which the Company can pay either a Permitted Dividend or Permitted Bonuses shall be at least 45 days after the date hereof, (iii) the second Projected Payment Date on which the Company can pay either a Permitted Dividend or Permitted Bonuses shall be at least 45 days after the payment date for the first Permitted Dividend and/or Permitted Bonuses and (iii) the last Projected Payment Date on which the Company can pay either a Final Dividend or Permitted Bonuses shall be the Closing with any Final Dividend paid as Additional Per Share Merger Consideration.

5.2 Investigation/Financing Assistance.

(a) During the period prior to the earlier of the Effective Time and the Termination Date and subject to any applicable Laws or as would reasonably be expected to violate or result in a loss of the attorney-client or work product privilege, the Company shall (i) provide to Merger Sub and to its officers, directors, employees, accountants, consultants, legal counsel, financial advisors and agents and other (collectively, “Representatives”), upon not less than one (1) Business Day’s notice, reasonable access during normal business hours to the properties, books, records, customers, payors, personnel and contracts of the Company and its Subsidiaries, (ii) furnish to Merger Sub and its Representatives such financial and operating data and other information as such persons may reasonably request, and (iii) instruct the Representatives of the Company and its Subsidiaries to cooperate reasonably with Merger Sub in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 5.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or its Subsidiaries. No information or knowledge obtained by Merger Sub in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation or warranty made by the Company in Article III. Except for disclosures permitted by the terms of the Confidentiality Agreement between the Company and Great Point Partners I, L.P. dated June 16, 2009 (the “GPP Confidentiality Agreement”), prior to Closing, Parent shall hold information received from the Company pursuant to this Section 5.2 in confidence in accordance with the terms of the GPP Confidentiality Agreement.

(b) Parent and Merger Sub shall use their reasonable best efforts to consummate the debt financing they require to consummate the Merger and the Transactions (the “Debt Financing”) on a timely basis and to satisfy the condition to Closing set forth in Section 6.3(m). Prior to the Closing, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall cause the Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, including (a) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Debt Financing; provided that any such memoranda and similar documents need not be issued by the Company or its Subsidiaries; provided, further, that, any such memoranda shall contain disclosure and financial statements with respect to the Company and the Subsidiaries reflecting the Company and its Subsidiaries as the obligor, but only subsequent to the Closing, provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or the Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing (b) executing and delivering customary guarantee, pledge and security documents and related officer certificates or other documents as may be reasonably requested by Parent and otherwise reasonably facilitating the guaranteeing of obligations and the pledging of collateral, provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or the Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing and the foregoing documents shall be held in escrow pending Closing, (c) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or its financing sources, including information related to the Company and its Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (d) permitting the prospective lenders involved in the Debt Financing to evaluate and appraise the Company’s and its Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or the Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing, and (e) participating in meetings, presentations, road shows, due diligence sessions, and drafting sessions. The provisions of this Section 5.2(b) shall not require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing prior to the Closing and Parent or Merger Sub shall bear all costs and reimburse the officers and directors of the Company and its Subsidiaries for any out-of-pocket expenses they may incur in complying with this Section 5.2(b), including expenses associated with attending meetings, presentations, road shows and due diligence presentations. Notwithstanding anything to the contrary in this Section 5.2(b), the Company shall not have any liability upon the termination of this Agreement prior to Closing for any actions taken or documents executed pursuant to this Section 5.2(b) and shall not be required to take any actions or execute any documents that indicate otherwise. In addition no officer or director of the Company shall be required to execute any documents other than in his capacity as an officer of the Company. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing.

5.3 No Solicitation.

(a) The Company agrees that it shall immediately cease and cause its Representatives to cease all existing activities, discussions, negotiations and communications with any persons with respect to any Acquisition Proposal (including, but not limited to, access to any electronic or other data room) and shall request the return or destruction of all confidential information previously furnished. Except as provided in Section 5.3(b), from the date of this

Agreement until the earlier of the Termination Date or the Effective Time, the Company and its affiliates shall not and shall not authorize or permit its Representatives to, directly or indirectly (i) initiate, solicit or encourage, or take any action which could be reasonably expected to facilitate, an Acquisition Proposal, or the making of any inquiry, offer or proposal relating to, or that may reasonably be expected to lead to, any possible Acquisition Proposal or (ii) engage in discussions, negotiations or communications with, or provide any information or data concerning the Company or any of its Subsidiaries (provided that this provision shall not be deemed to prohibit the Company from filing the Proxy Statement with the SEC, mailing the Proxy to its Stockholders and the holders of Company Stock Options and Company Warrants and making such other filings with the SEC as required by applicable law and regulations) to, any person (other than Parent, Merger Sub or their respective Representatives) relating to, or that may reasonably be expected to lead to, an Acquisition Proposal, (iii) grant a waiver under Section 203 of the DGCL or enter into any agreement, arrangement or understanding with respect to or that may reasonably be expected to lead to any Acquisition Proposal, or otherwise endorse, any Acquisition Proposal, or (iv) resolve to do any of the foregoing.

(b) Notwithstanding the foregoing, at any time after the date hereof and prior to the earlier of the Termination Date or obtaining the Company Shareholder Approval, in the event that the Company receives a bona fide written Acquisition Proposal without any violation of this Section 5.3, the Company may furnish information with respect to the Company and its Subsidiaries to the person submitting such Acquisition Proposal and negotiate and participate in discussions and negotiations with such person concerning such Acquisition Proposal if, but only if (x) the Board of Directors (upon receipt of a recommendation by the Special Committee), determines in good faith, after consultation with its independent outside legal counsel, that such action is reasonably necessary for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law, and in good faith after consultation with outside counsel and receiving advice from a financial advisor experienced in such matters that such Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal (a “Potential Superior Proposal”), and (y) prior to furnishing such information to, or engaging in discussion or negotiations with, such Person, the Company and such Person enter into a confidentiality agreement containing terms no less favorable to the Company than those contained in the GPP Confidentiality Agreement. As promptly as practical, and in any event within 24 hours, upon determination by the Board of Directors (or any committee thereof) that an Acquisition Proposal constitutes a Company Superior Proposal or a Potential Superior Proposal the Company shall notify Parent that the Board of Directors has received a Company Superior Proposal or a Potential Superior Proposal, as the case may be, specifying in detail the terms and conditions of such proposal and the identity of the Person making such proposal. The Company shall promptly provide to Merger Sub any non-public information provided to any person making a Company Superior Proposal or Potential Superior Proposal which was not previously provided to Merger Sub, such additional information to be provided no later than the date of provision of such information to such other Person.

(c) Except as expressly permitted by this Section 5.3(c), from the date of this Agreement until the earlier of the Effective Time and the Termination Date, neither the Board of Directors nor any committee thereof (including the Special Committee) shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Merger Sub, the approval or recommendation by the Board of Directors (or any committee thereof) of this

Agreement or the Transactions or its recommendation to the Company’s Shareholders that they give the Company Shareholder Approval, (ii) approve, recommend or declare advisable or publicly propose to approve, or recommend or declare advisable any Acquisition Proposal, (iii) resolve to do any of the foregoing, or (iv) permit the Company to enter into any agreement (including, but not limited to, a letter of intent) with respect to any Acquisition Proposal (other than a confidentiality agreement with respect to a Company Superior Proposal or Potential Superior Proposal entered into in compliance with Section 5.3(b)) (an “Acquisition Agreement”). Any of the action described in clause (i),(ii), (iii) or (iv) is referred to as a “Company Adverse Recommendation Change”. Notwithstanding the foregoing, at any time after the date hereof and prior to obtaining the Company Shareholder Approval, if the Company is entitled to furnish information to, or engage in discussions or negotiations with, any Person pursuant to Section 5.3(b) the Board may (acting upon receipt of a recommendation by the Special Committee), prior to obtaining the Company Shareholder Approval, withdraw or modify its recommendation of this Agreement or the Merger, approve or recommend or declare advisable an Acquisition Proposal, or enter into an Acquisition Agreement with respect to an Acquisition Proposal, but only if (x) the Board of Directors determines in good faith after consultation with its independent outside legal counsel and its independent financial advisor that such Acquisition Proposal constitutes a Company Superior Proposal, and (y) the Board of Directors determines in good faith after consultation with its independent outside legal counsel, that such action is reasonably necessary for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that the Company shall not enter into an Acquisition Agreement with respect to a Company Superior Proposal unless the Company has complied with Section 5.3(d). Furthermore, the Company will give Parent at least five (5) Business Days advance notice prior to making any Company Adverse Recommendation Change, unless the Company Meeting is scheduled to occur during that five (5) Business Day period in which case the Company will give Parent as much advance notice as possible. No withdrawal, modification or change of the recommendation of the Board of Directors (or any committee thereof), approval or recommendation or declaration of advisability or proposed approval or recommendation or declaration of advisability of any Company Superior Proposal or entry by the Company into any Acquisition Agreement shall change the approval of the Board of Directors for purposes of Section 203 of the DGCL or cause any state takeover statute or similar Law not applicable to the Merger as a result of such Board of Directors’ approval to become applicable to the Merger or other transactions contemplated by this Agreement.

(d) Notwithstanding the foregoing, the Company may only enter into an Acquisition Agreement or terminate this Agreement with respect to a Company Superior Proposal prior to obtaining Company Shareholder Approval and only if (i) the Company has provided Parent and Merger Sub written notice that it intends to terminate this Agreement pursuant to this Section 5.3(d) (the “Intention Notice”), identifying the Company Superior Proposal then determined to be most favorable and including a copy of the definitive Acquisition Agreement for such Company Superior Proposal in the form to be entered into, (ii) within a period of five (5) Business Days following the receipt by Parent of the Intention Notice, or within two Business Days following receipt by Parent of any Amendment Notice (as hereafter defined)(collectively, the “Adjustment Period”), Parent and Merger Sub do not propose in writing adjustments to the terms or conditions of this Agreement or if Parent and Merger Sub propose in writing adjustments to the terms or condition of this Agreement the Board of Directors (acting upon receipt of a recommendation by the Special Committee) determines in good faith (after receiving the advice of its financial advisors and its outside counsel), that this Agreement, giving effect to such proposed adjustments, is less favorable to the Company’s shareholders than such Company Superior Proposal (as amended), and (iii) the Company shall have delivered to Parent and Merger Sub (A) an irrevocable written notice of termination of this Agreement pursuant to this Section 5.3(d) (the “Termination Notice”) following the end of the Adjustment Period, and (B) a wire transfer of same day funds in the amount of the Termination Fee within the time period specified in Section 7.2(a). The Company agrees that after any material amendment or modification to any Company Superior Proposal (it being agreed and understood that any change in price shall constitute a material amendment or modification) the Company shall as promptly as practical and in any event with 24 hours deliver a new written notice to Parent and Merger Sub which shall describe in reasonable detail such material amendment or modification (and shall include a copy of such proposed modification or amendment) to the Company Superior Proposal (the “Amendment Notice”) and the Adjustment Period shall continue for two Business Days after receipt by the Parent of such Amendment Notice. The Company agrees to comply with the terms of this Section 5.3(d) during any Adjustment Period and during any Adjustment Period the Company will negotiate (and to cause its advisors to negotiate) in good faith with Parent and Merger Sub to allow Parent and Merger Sub to match or better such Company Superior Proposal (as amended). The Company shall not submit any Acquisition Proposal or Company Superior Proposal to a vote of the stockholders prior to the termination of this Agreement; provided that this sentence shall not be construed to limit the Company’s other rights under Sections. 5.3 and 5.4 hereof.

(e) Subject to Parent’s and Merger Sub’s rights under Article VII, nothing contained in this Section 5.3 shall prohibit the Board of Directors from taking and disclosing to the shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if in the good-faith judgment of the Board of Directors, after consultation with outside counsel, such action is required by applicable Law or necessary for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors reaffirms its unanimous approval and recommendation of this Agreement and the Transactions and its unanimous recommendation that the stockholders approve and adopt this Agreement and the Merger in such disclosure.

(f) The Company shall as promptly as practical, and in any event within one (1) Business Day (and not less than one Business Day prior to providing any such person with any information or entering into any such confidentiality agreement), notify Parent and Merger Sub of the receipt of any Acquisition Proposals or any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal (including any request for information or for access to the properties, books or records of the Company) or any request to engage in negotiations or discussions in connection with a possible Acquisition Proposal. Such notice shall identify the name of the person making such Acquisition Proposal, proposal, offer, inquiry or request or seeking such negotiations or discussions and the terms and conditions of any offer, inquiry, request or proposal. The Company shall keep Parent fully informed on a current basis of the status and details of any Acquisition Proposal, request or inquiry and shall as promptly as practical notify Parent orally and in writing of any modification or proposed modification to the financial or other terms of such Acquisition Proposal, request or inquiry and shall as promptly as practical provide to Parent a copy of all written material or correspondence (including e-mail) subsequently provided to or by the Company or its Representatives in connection with such Acquisition Proposal or inquiry. The Company obligations pursuant to this Section 5.3(f) are in addition to its obligations pursuant to Section 5.3(c).

(g) Any violation of this Section 5.3, including by any of the Company’s authorized Representatives, shall be deemed to be a breach of this Agreement by the Company.

(h) As used in this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any person other than Parent and Merger Sub relating to any (A) direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of 30% or more of the net revenues or assets of the Company and its Subsidiaries on a consolidated basis, (B) direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of 30% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of the Company, (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company, other than the transactions contemplated by this Agreement, or (E) any combination of the foregoing; and

(ii) “Company Superior Proposal” means an Acquisition Proposal that is a bona fide written proposal made by a third party to acquire, directly or indirectly, at least 75% of the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a sale of assets or a similar transaction that the Board of Directors (acting upon receipt of a recommendation of the Special Committee) determines in good faith, after consultation with outside counsel and receiving advice from its financial advisors, to be, if consummated, more favorable to the Company’s shareholders (in their capacities as such) than the Merger, taking into account at the time of determination all of the terms and conditions of such proposal and of this Agreement, any adjustment to the terms and conditions thereof proposed by Parent in writing in response to any such proposal, any other factors deemed relevant by the Company’s Board of Directors, and the assessed ability of the person making the Acquisition Proposal to consummate the transactions contemplated by such proposal or offer (taking into account, among other things, the legal, financial, regulatory, financing and other aspects of such proposal and the identity of the person submitting such a proposal).

5.4 Filings; Other Actions.

(a) Unless either (i) the Company has entered into an Acquisition Agreement or (ii) a Company Adverse Recommendation Change shall have occurred and such Company Adverse Recommendation Change is still in effect, then (x) as promptly as reasonably practicable following the date of this Agreement, but in no event later than 15 days hereafter, the Company shall prepare and file with the SEC the Proxy Statement relating to the Merger and the other Transactions, (y) the Company shall use its reasonable best efforts to respond to any comments of the SEC and to cause the Proxy Statement to be cleared by the SEC as promptly as possible and (z) the Company shall cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable, but in no event later than five (5) days after the Proxy Statement is cleared by the SEC. Parent and Merger Sub shall provide the Company with any information for inclusion in the Proxy Statement which may be required under applicable Law and/or which is reasonably requested by the Company. The Company shall promptly notify Parent or Merger Sub of the receipt of comments from the SEC and of any request from the SEC for amendments or supplements to the Proxy Statement or for additional information, and will promptly supply Parent or Merger Sub with copies of all correspondence between the Company or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Company Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement, the Company will promptly inform Parent or Merger Sub. In such case, the Company, with the cooperation of Parent and Merger Sub, will promptly prepare and file such amendment or supplement with the SEC to the extent required by applicable Law and will mail such amendment or supplement to the Company’s shareholders to the extent required by applicable Law. Notwithstanding the foregoing, prior to filing or mailing the preliminary or definitive Proxy Statement (or any amendment or supplement thereto) or responding to the comments of the SEC with respect thereto, the Company shall (i) consult with Parent and Merger Sub, (ii) afford Parent, Merger Sub or their Representatives a reasonable opportunity to review and comment on such document or response, and (iii) include in such document or response all reasonable comments proposed by Parent.

(b) Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with the DGCL and the Company Certificate and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the date hereof for the purpose of obtaining the Company Shareholder Approval (the “Company Meeting”), and, subject to the last sentence of this Section 5.4(b), in no event later than 30 days after the mailing of the Proxy Statement to the stockholders of the Company (as such 30-day period may be extended by the amount of time during which any Company Adverse Recommendation Change is in effect), and (ii) use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. The Company, through the Board of Directors, shall recommend to its stockholders that they give the Company Shareholder Approval, except to the extent that the Board of Directors shall have withdrawn its approval or recommendation as permitted by Section 5.3(c). The Company’s obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal unless the Company shall have entered into an Acquisition Agreement or a Company Adverse Recommendation Change shall have occurred and such Company Adverse Recommendation Change is still in effect, in which case the Company shall not be required to comply with the first sentence of this Section 5.4(b) but the Parent shall be permitted to terminate this Agreement pursuant to Section 7.1(h).

5.5 Stock Options and Warrants.

(a) Prior to the Effective Time, the Company and/or the Board of Directors shall use reasonable best efforts to make such adjustments and amendments to or make such determinations with respect to Company Stock Options as are necessary to ensure that the treatment of Company Stock Options as provided in this Section 5.5 extinguishes all rights of participants under the Company Share Plans and that following the Effective Time, no such participant shall have any right thereunder to acquire equity securities of the Surviving Corporation or any of its Subsidiaries; provided that, except as expressly provided in this Section 5.5, the Company shall not pay or commit to pay any consideration in connection therewith.

(b) Prior to the Effective Time, the Company shall take all necessary steps to cause dispositions of Company Stock Options pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter to Skadden Arps Slate Meagher & Flom LP dated January 12, 1999 issued by the SEC regarding such matters.

5.6 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals, from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) causing the conditions to Closing to be satisfied as promptly as practicable, and (v) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Each party hereto shall promptly consult (which shall include a reasonable opportunity to review and comment on any filings) with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement. Each party hereto shall promptly inform the other of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement unless otherwise prohibited by Law. If any party hereto receives a request for additional information or documentary material from any such Government Entity with respect to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(c) Parent, Merger Sub and their respective Affiliates shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by another other manner, any entity or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, debt financing Parent and Merger Sub require in order to consummate the Merger and the Transactions, or (ii) otherwise delay the consummation of the Merger and the Transactions.

5.7 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent, Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

5.8 Public Announcements. Each of the parties hereto agrees that, promptly following the execution of this Agreement, each of the Company and Parent shall issue a press release in a form reasonably and mutually agreed to by Parent and the Company announcing the execution of this Agreement. Additionally, the Company shall file a current report with the SEC on Form 8-K attaching the press release issued by the Company. Thereafter, the parties agree to consult with each other regarding, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statement or comment relating to this Agreement or the transactions contemplated by this Agreement prior to the issuance of such press release or other public statement or comment and shall not issue any such press release or other public statement or comment prior to such consultation and review, which consultation and review shall not be unreasonably delayed, except as may be required by applicable Law or by the rules or regulations of the SEC or any national securities exchange. Merger Sub and the Company agree to issue a joint press release announcing this Agreement.

5.9 Indemnification and Insurance.

(a) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company or any of its Subsidiaries as in effect on the date of this Agreement (in each case, to the extent copies of which have been furnished or made available to Parent and Merger Sub prior to the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect without amendment, repeal or other modification for a period of six (6) years following the Closing Date, and Parent shall cause the Surviving Corporation to comply with and honor the foregoing obligations; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law. From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time than are presently set forth in the Company Certificate and Company Bylaws in effect on the date of this Agreement, and such provisions shall not be amended, repealed, or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder of any Indemnified Party.

(b) The Company may purchase, prior to the Effective Time, and if the Company does not so purchase, Parent shall or shall cause the Surviving Corporation to purchase promptly after the Effective Time, a six (6)-year “tail” prepaid policy on the Company’s directors’ and officers’ liability insurance policy covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof.

(c) This Section 5.9 shall survive the consummation of the Merger indefinitely and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns or transfers or conveys all or a majority of its properties or assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.9. The provisions of this Section 5.9 are in addition to, and not in substitution for, any other rights to indemnification that the Indemnified Parties, their heirs and personal representatives may have by contract or otherwise.

5.10 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other Transactions or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, (b) any actions, suits, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of its Subsidiaries, (c) any representation or warranty made by it in this Agreement to be untrue in any material respect, (d) any failure of such party to comply with or satisfy, any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (e) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event which would, cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

5.11 Litigation.

(a) The Company shall keep Parent informed on a timely and current basis of all material developments relating to any stockholder litigation against the Company or its directors relating to the Transactions. In addition, the Company shall give Parent the reasonable opportunity to consult with it concerning the defense or settlement of any stockholder litigation against the Company or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent, unless such settlement (a) is covered by the Company’s insurance policy (and such coverage has not been denied by the applicable insurance carrier) and (b) involves only the payment of monetary damages and such monetary damages are not in excess of the applicable policy limits under such insurance policy.

(b) The Company shall keep Parent informed on a timely and current basis of all developments relating to the matters described on Schedule 3.11 as “Pending Lawsuits” (the “Pending Litigation”) and shall give Parent the reasonable opportunity to consult with it concerning the settlement or prosecution of any such litigation and no such settlement shall be agreed to without Parent’s prior written consent, unless such settlement includes a full release of the Company and its Subsidiaries and involves no actions or commitments by the Company except the receipt of monetary damages, if applicable. The Company (i) shall take steps toward achieving an orderly resolution and dismissal of any such Pending Litigation that is not class action litigation in a manner reasonably believed to be in the best interest of the Company, based on its ownership after the Effective Time, (ii) shall not actively prosecute the Pending Litigation, other than with respect to class action litigation and prosecution permitted by (i), and (iii) not take any action which CMC would be prohibited from taking if the Formation Agreement had been executed and was in effect.

5.12 Rollover Holders. Immediately prior to the Closing, each issued and outstanding Common Share set forth in Exhibit D (the “Rollover Shares”) shall immediately before the Effective Time be contributed by each of the Rollover Holders to Parent in exchange solely for the number of validly issued shares of stock of Parent set forth in, and in accordance with, the Exchange Agreements (the “Exchange”) and such Rollover Shares shall be cancelled at the Effective Time in accordance with Section 2.1(b). As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each Rollover Holder shall cease to have any rights with respect thereto, except the right to receive the shares of Parent stock as set forth in the Exchange Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) No order issued by any court of competent jurisdiction and no Law which restrains, enjoins or otherwise prohibits the consummation of the Merger shall have been entered, enacted or promulgated and shall continue to be in effect.

6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company) of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding any limitation as to “materiality,” “Merger Sub Material Adverse Effect” or similar qualifiers set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Merger Sub Material Adverse Effect; provided, however, that the representations and warranties of the Parent and the Merger Sub contained in Sections 4.2 and 4.4 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) Parent and Merger Sub shall have, in all material respects, performed and complied with their respect covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Effective Time.

(c) Since the date hereof, there shall not have occurred any fact, circumstance, event, change, effect, development or occurrence which, individually or in the aggregate, has had, or would reasonably be expected to have, a Merger Sub Material Adverse Effect.

(d) Parent and Merger Sub shall have delivered to the Company a certificate, dated the Effective Time and signed by a duly authorized officer or principal of Parent and by Merger Sub’s President, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Parent shall have executed and delivered the Exchange Agreements to the respective Rollover Holders.

6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by the Parent and Merger Sub) of each of the following conditions:

(a) The representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding any limitation as to “materiality,” “Company Material Adverse Effect” or similar qualifiers set forth therein, except with respect to such “materiality” qualifier included in Section 3.2(a)) both at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect; provided, however, that the representations and warranties of the Company contained in Sections 3.2(a) and 3.2(b) shall be true and correct in all respects and that the representations and warranties of the Company contained in Section 3.3(a) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) The Company shall have, in all material respects, performed all obligations and complied with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date hereof, there shall not have occurred any fact, circumstance, event, change, effect, development or occurrence which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) The Company shall have delivered to Merger Sub a certificate, dated the Effective Time and signed by its Chief Executive Officer and Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b), 6.3(c), 6.3(l) and 6.3(m) have been satisfied.

(e) Each of the Exchange Agreements and the Voting Agreements shall be in full force and effect, each of the parties to the Exchange Agreements and the Voting Agreements (other than the Parent or the Merger Sub, if applicable) shall have performed in all material respects all of their obligations and complied with all of their covenants in such agreements required to be performed or complied with prior to the Effective Time (including, but not limited to, delivery of the Rollover Shares to Parent).

(f) (1) Each of the Employment Agreements shall be in full force and effect as of the Closing and the terms thereof shall not have been amended or waived without the prior written consent of Parent, and (2) each of Key Employees shall be employed by the Company and neither of the Key Employees shall have resigned or been terminated or indicated they intend to resign;

(g) The total number of Dissenting Shares shall not exceed ten percent (10%) of the outstanding Common Shares as of the Effective Time.

(h) Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and its Subsidiaries, effective as of the Effective Time which resignations shall confirm that all director fees and similar amounts payable by the Company or any of its Subsidiaries to such director for services rendered prior to or at Closing have been paid;

(i) The Company shall have obtained all material consents or approvals required under any Company Material Contract in connection with the execution, delivery and performance of this Agreement and the Transactions contemplated hereby;

(j) Each Company Stock Option shall be either exercised or cancelled and terminated at the Effective Time into the right to receive a cash amount equal to the Option Consideration;

(k) The Surviving Corporation and CMC shall have entered into the Formation Agreement;

(l) The Company’s certification from The Joint Commission shall not have been suspended or revoked;

(m) The Company shall have cash or cash equivalents in an amount equal or greater than the sum of (i) $1 million plus (ii) the amount of any of the Company’s Designated Pre-Closing Expenses that remain unpaid as of Closing and the Company shall have delivered a schedule of such unpaid Designated Pre-Closing Expenses to Parent, which schedule lists the name of the Person to whom any Designated Pre-Closing Expense is owed and the amount of unpaid Company Designated Pre-Closing Expenses due to each such person or entity listed on such schedule;

(n) The Parent and Merger Sub shall have obtained, on terms and conditions satisfactory to Parent, funded debt financing of not less than $17.5 million; and

(o) The total payments required to be made by Parent and Merger Sub pursuant to this Agreement are equal to or less than (i) $42,848,042 minus (ii) the Per Share Price multiplied by the number of Rollover Shares.

6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other, may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

7.1 Termination and Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or (except as provided below) after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Effective Time shall not have occurred on or before May 4, 2011 (the “End Date”) provided however that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party whose failure to perform any of its obligations under this Agreement has been the primary cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(c) by either the Company or Parent if a Governmental Entity shall have issued or entered a judgment, order, injunction or decree or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such judgment, order, injunction or decree or any other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to have such injunction lifted;

(d) by either the Company or Parent if the Company Meeting (including the final postponement or adjournment thereof, if applicable) shall have concluded and the Company Shareholder Approval shall not have been obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company has breached in any material respect its obligations under Sections 5.4 or 5.6;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement or any of such representations and warranties shall become untrue after the date of this Agreement and on or before the Closing Date (in each case, a “Parent Terminating Breach”) and such Parent Terminating Breach (i) would result in a failure of a condition set forth in Section 6.2 (assuming the date of such determination is the Closing Date) and (ii) cannot be or has not been cured within 10 days after the giving of written notice to the Parent of such breach;

(f) by the Company, prior to obtaining the Company Shareholder Approval, pursuant to and in compliance with Section 5.3(d) provided that the Company shall have complied with all of the provisions of Section 5.3;

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, or any of such representations and warranties shall become untrue after the date of this Agreement and on or before the Closing Date (in either case a “Company Terminating Breach”) and such Company Terminating Breach (i) would result in a failure of a condition set forth in Section 6.3 (assuming the date of such determination is the Closing Date) and (ii) cannot be or has not been cured within 10 days after the giving of written notice to the Company of such breach;

(h) by Parent, if a Company Adverse Recommendation Change shall have occurred;

(i) by Parent if (A) the Company or any of its Representatives shall have intentionally breached any of Section 5.3(a), any of the penultimate sentence of Section 5.3(b) or any of Section 5.4, (B) for any reason the Company shall have failed to convene and complete the Company Meeting within 45 days of the date that the Proxy Statement is cleared by the SEC unless the Company has entered into an Acquisition Agreement or a Company Adverse Recommendation Change has occurred, or (C) the Company shall have entered into an Acquisition Agreement; and

(j) by Parent if (A) the Company settles any stockholder litigation against the Company or its directors relating to the Transactions without Parent’s prior written consent and (B) such settlement either (I) is not covered by the Company’s insurance policy (or such coverage is denied by the applicable insurance carrier), (II) does not involve only the payment of monetary damages, or (III) involves only the payment of money damages, but such payment is in excess of the policy limits under such insurance policy.

7.2 Effect of Termination.

(a) In the event that (i) (A) any person makes a bona fide Acquisition Proposal, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b), and (C) within nine months following the date of such termination the Company enters into a definitive agreement or other agreement with respect to such Acquisition Proposal, then the Company shall pay to Merger Sub a fee of $1,500,000 (the “Termination Fee”), which amount shall be payable by wire transfer of same day funds, within two (2) Business Days following the date the Company enters into the definitive agreement with respect to such Acquisition Proposal. In the event that (ii) this Agreement is terminated by Parent pursuant to Section 7.1(h) or Section 7.1(i), or (iii) this Agreement is terminated by the Company pursuant to Section 7.1(f), then the Company shall pay the Termination Fee to Merger Sub, which amount shall be payable by wire transfer of same day funds, within two (2) Business Days following the Termination Date.

(b) The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. If the Company shall fail to pay the Termination Fee when due, the Termination Fee shall be deemed to include the costs and expenses incurred by Parent or Merger Sub (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.2. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 5.8 and Article VIII which shall survive such termination), and there shall be no other liability on the part of the Company, Parent or Merger Sub to the other except (i) as provided in this Section 7.2 and (ii) the payment of the Termination Fee as set forth in Section 7.2(a) and the related costs and expenses as set forth in this Section 7.2(b). Notwithstanding the foregoing, to the extent that such termination results from the willful and material breach by a party of any representation or warranty set forth in this Agreement or from the willful and material breach by a party of any covenant or agreement set forth in this Agreement, then such party shall be liable for any damages incurred or suffered by the other party as a result of such breach.

ARTICLE VIII

MISCELLANEOUS

8.1 No Survival. The representations, warranties, covenants and agreements set forth in this Agreement and any certificates delivered pursuant hereto shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II, Section 5.8 and Section 7.2 and this Article VIII, shall survive indefinitely. The GPP Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

8.2 Transaction Expenses. Except as provided in Section 7.2, all Transaction Expenses shall be paid by the party incurring such Transaction Expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if the Merger is consummated, the Surviving Corporation shall, within ten Business Days after Parent’s request for such reimbursement, reimburse Parent for all Parent Expenses, if such expenses were not reimbursed prior to the Effective Time.

8.3 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

If to Parent or Merger Sub:

c/o Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Attention: Adam B. Dolder

Fax: (203) 971-3320

With copies to:

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Attention: Brooks B. Gruemmer

Fax: (312) 984-7700

If to the Company:

American Surgical Holdings, Inc.

10039 Bissonnet Suite 250

Houston, TX 77036-7852

Attention: Zak W. Elgamal

Fax: (713) 779-9862

With copies to:

Broad and Cassel

1 North Clematis Street, Suite 500

West Palm Beach, FL 33401

Attention: Kathleen L. Deutsch, P.A.

Fax: (561) 650-1130

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

8.4 Amendments. Subject to the provisions of applicable Law, at any time prior to the Effective Time the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of Parent and the Company.

8.5 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party, but only in writing, in whole or in part to the extent permitted by applicable Law. At any time prior to the Effective Time, any party may, subject to applicable Law (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, or (c) waive compliance by the other party with any of the agreements contained herein.

8.6 Assignment. Neither his Agreement nor any of the rights, interests or obligations hereunder shall be assignable without the prior written consent of the other parties Any purported assignment made in contravention of this Agreement shall be null and void; provided, however, that Parent or Merger Sub may make a collateral assignment of its rights and interests under this Agreement to its lenders and other financing sources, provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and assigns.

8.7 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

8.8 Entire Agreement. This Agreement (including any exhibits hereto and the agreements referred to herein or contemplated hereby) and the GPP Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof, including the Letter of Intent between the Company and Great Point Partners I, L.P., dated March 16, 2010, which shall terminate and be of no further force and effect.

8.9 No Third Party Beneficiaries. Except as provided in Section 5.9 (Indemnification), the rights of the holders of the Common Shares and Company Warrants, after the Effective Time, to receive their respective portions of the Payment Fund, and the rights of the holders of the Company Stock Options to receive the Option Consideration, this Agreement is solely for the benefit of the Company, the Parent and the Merger Sub and is not intended to and does not confer upon any person other than the parties hereto any rights, remedies, claims or causes of action of any nature whatsoever.

8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this

Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11 Interpretation. The table of contents and Article, Section, Subsection and Paragraph headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.12 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.13 Definitions. As used in this Agreement the following terms shall have the following meanings:

“Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.

“Balance Sheet Adjustments” means the greater of (a) if the accounts receivable of the Company and its Subsidiaries reflected on the Projected Balance Sheet (the “Projected A/R”) are less than an amount equal to net sales of the Company and its Subsidiaries during the most recent trailing twelve calendar month period completed not less than 45 days prior to the Projected Payment Date (the “LTM Sales”) divided by 365 multiplied by 50 (the “Baseline A/R”) then an amount equal to the amount by which the Projected A/R is less than the Baseline A/R, (b) if the accounts payable of the Company and its Subsidiaries reflected on the Projected Balance Sheet (the “Projected Current Payables”) is greater than the LTM Sales divided by 365 and multiplied by 1 (the “Baseline Current Liabilities”) then an amount equal to the amount by which the Projected Current Payables exceeds the Baseline Current Payables, or (c) if the Net Working Capital of the Company and its Subsidiaries reflected on the Projected Balance Sheet (the “Projected NWC”) is less than 11% of LTM Sales (the “Baseline NWC”), then an amount equal to the amount by which the Projected NWC is less than the Baseline NWC.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in Delaware are authorized by Law or executive order to be closed. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

“CMC” shall mean CMC Associates, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company which will be formed and capitalized by the Company pursuant to the Formation Agreement solely by the assignment of the Excluded Assets.

“Control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this

Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, a Governmental Entity, and any permitted successors and assigns of such person.

“Designated Pre-Closing Expenses” means (a) all unpaid Transaction Expenses (including Transaction Expenses that will be incurred after the date of measurement but on or prior to the Closing), (b) the amount of cash to be contributed to CMC, (c) all unpaid director fees or bonuses payable to directors of the Company or its Subsidiaries, in each case related to the period ending on or prior to the Closing or the completion of the Transactions (including any such fee and bonuses that will be payable after the date of measurement), (d) all bonuses payable to officers, directors or employees of the Company or any of its Subsidiaries (including any bonuses payable or contingent upon the completion of any of the Transactions) and any taxes payable by the Company or any of its Subsidiaries with respect to such bonuses and (e) all previously declared, but unpaid, dividends.

“Designated Warrants” means the warrants listed on Schedule 5.5.

“EBITDA” means the Company’s (prior to the Closing) or the Surviving Corporation’s (after the Closing) earnings before interest, taxes, depreciation and amortization, and also excluding (a) all transaction fees related to the Merger and the Transactions and monitoring fees payable to any third party by the Surviving Corporation; and (b) any EBITDA generated from any Acquired Business (as defined in the Employment Agreements) subsequent to the Closing by the Surviving Corporation unless the Key Employees (or either of them) are involved in the operation or management of such newly acquired business, in which case, the EBITDA generated therefrom shall be included in EBITDA.

“Employment Agreements” means the Employment Agreements between the Company and each of the Key Employees, dated the date hereof and attached hereto as Exhibit B.

“Excluded Assets” means a cash amount of not more than $100,000 and the Company’s and its Subsidiaries’ right to and beneficial interest in any proceeds under the pending lawsuits listed in Section 8.13 of the Company Disclosure Schedules.

“Force Majeure” means acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), war, invasion, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, nationalisation, government sanction, blockage, embargo, labor dispute, strike, lockout or interruption or failure of electricity or telephone service or similar event that is outside of the control of the Company.

“Key Employees” means each of Zak W. Elgamal and Jaime A. Olmo-Rivas.

“Formation Agreement” means the Formation Agreement between the Company and CMC in the form attached hereto as Exhibit C.

“Knowledge” means (i) with respect to Parent or Merger Sub, the actual knowledge after reasonable inquiry of the executive officers of Parent or Merger Sub, and (ii) with respect to the Company, the actual knowledge after reasonable inquiry of either of the Key Employees, or James Longaker.

“Majority Holders” means each of Zak W. Elgamal and Jaime A. Olmo-Rivas.

“Net Working Capital” shall mean the current assets of the Company and its Subsidiaries (excluding cash) minus the current liabilities of the Company and its Subsidiaries, in each case determined in accordance with GAAP.

“Parent Expenses” shall mean all of the out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers and all fees and expenses related to any financing , including any commitment fees) incurred by the Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Voting Agreement, the Exchange Agreements, the filing of any required notices under regulations and any and all other matters related to the Merger and the other Transactions

“Permitted Liens” shall mean any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established in the Company’s financial statements in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto and (D) all other title exceptions, defects, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the property for the purposes for which the property is currently being used by the Company or a Subsidiary of the Company as of the date of this Agreement.

“Permitted Payment Amount” means (a) the Company’s reasonable estimate of the amount of cash that the Company and its Subsidiaries will have on hand on the Projected Payment Date as set forth on the Projected Balance Sheet minus (b) $1,000,000, minus (c) all unpaid Designated Pre-Closing Expenses minus (d) the Balance Sheet Adjustments, if any.

“Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Transaction Expenses” shall mean all of the Company’s out-of-pocket fees and expenses (including all fees and expenses of the Company’s counsel (including counsel to the Special Committee), counsel for the Key Employees, the Company’s accountants, financial advisors (including advisors to the Special Committee) and investment bankers), incurred by the Company or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Voting Agreement, the Exchange Agreements, the filing of any required notices under regulations and any and all other matters related to the Merger and the other Transactions.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby (including the Merger), and the Voting Agreements, the Formation Agreement, the Employment Agreements and the Exchange Agreements and the transactions contemplated thereby.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

AMERICAN SURGICAL HOLDINGS, INC.

By:	/s/ Zak Elgamal
Name: Zak Elgamal
Title: Chief Executive Officer

AH HOLDINGS, INC.

By:	/s/ Adam B. Dolder
Name: Adam B. Dolder
Title: Secretary

AH MERGER SUB, INC.

By:	/s/ Adam B. Dolder
Name: Adam B. Dolder
Title: Secretary

[SIGNATURE PAGE TO AGREEMENT & PLAN OF MERGER]

Exhibit A

Voting Agreement

Please See Exhibits 10.5, 10.6, 10.7 and 10.8 to

Current Report on Form 8-K filed December 23, 2010

Exhibit B

Form of Employment Agreement

Please See Exhibits 10.9 and 10.10 to Current Report on Form 8-K filed December 23, 2010

Exhibit C

Formation Agreement

Please see Exhibit 10.13 to Current Report on Form 8-K filed December 23, 2010

Exhibit D

Rollover Shares

Rollover Holder	Rollover Shares
Zak W. Elgamal	868,179
Jaime A. Olmo-Rivas	868,314
Jose Chapa Jr.	249,107
Bland Chamberlain III	249,107

Exhibit E

Sample Calculation

Exhibit E

Balance sheet as of Sept 30, 2010
Cash and cash equivalents	$3,983,931
Accounts receivable, net	$3,595,500
Advances to employees	$29,440
Prepaid federal income tax	—
Prepaid expenses and other current assets	$192,185

Total Current Assets	$7,801,056

Accounts payable and accrued expenses	$248,574
Accrued/deferred income tax	$261,198
Accrued salaries, bonuses and payroll taxes	$1,120,391

Total Current Liabilities	$1,630,163

Net Working Capital (Excluding Cash)	$2,186,962

Permitted Payment Amount	09/30/10
Total Cash on Balance Sheet	$3,983,931
(-) Minimum Cash on Balance Sheet	($1,000,000)
(-) All unpaid transaction related expenses	$0
(-) Amount to Claims management	$0
(-) Unpaid Director fees and bonus	$0
(-) Unpaid Officers, directors and employees (including taxes payable)	$0
(-) Previously declared but unpaid dividends	$0

Total Unpaid Designated Pre-closing Expenses	$0
(-) Balance Sheet Adjustments	($517,483)

Permitted Payment Amount	$3,466,448

Balance sheet adjustments
(a)
Projected A/R	$3,595,500
(i) LFQ Sales	$24,585,864
(ii) Total Days	365
(iii) Target DSO	50

Baseline A/R [(i)/(ii)*(iii)]	$3,367,927
Adjustment	$0

(b)
Projected Current Payables	$248,574 (1)
(i) LFQ Sales	$24,752,772
(ii) Total Days	365
(iii) Target DSO	2

Baseline Current Liabilities [(i)/(ii)*(iii)]	$135,632
Adjustment	$112,942

(c)
Projected NWC	$2,186,962
(i) LFQ Sales	$24,585,864
(ii) % of LFQ Sales	11%

Baseline NWC [(i)*(ii)]	$2,704,445
Adjustment	$517,483

Total Adjustments (Sum of (a), (b) & (c)	$517,483

(1)	Please note that as per merger doc we should only have the payable number here and not accounts payable + accrued expenses.

Exhibit 2

EXECUTION COPY

STOCKHOLDER VOTING AGREEMENT

This STOCKHOLDER VOTING AGREEMENT (this “Agreement”) dated as of December 20, 2010 between AH Holdings, Inc. (“Parent”), a Delaware corporation, and Zak W. Elgamal (the “Stockholder”).

WHEREAS, Parent, AH Merger Sub, Inc., a Delaware corporation (“Sub”), and American Surgical Holdings, Inc. (the “Company”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended, modified or supplemented or restated, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS, Stockholder owns the number of Common Shares set forth opposite his, her or its name on Schedule A hereto (such Common Shares, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of such Stockholder);

WHEREAS, Stockholder owns the number of Options to acquire Common Shares set forth opposite his, her or its name on Schedule A hereto (the “ Subject Options”)

WHEREAS, Stockholder and Parent are parties to that certain Exchange Agreement dated as of the date hereof (the “Exchange Agreement”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent and Sub have required that Stockholder enter into this Agreement and the Stockholder desires to enter into this Agreement to induce Parent and Sub to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent as of the date hereof as follows:

(a) Authority; Execution and Delivery; Enforceability. The Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Stockholder has duly authorized, executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity, whether such enforceability is considered in a proceeding in equity in law. The execution and delivery by the Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any lien upon any of the properties or assets of the Stockholder under (i) any provision of any contract, lease, license, indenture, agreement, note, bond, permit, license, concession, franchise or other instrument (“Contract”) to which the Stockholder is a party or by which any properties or assets of the Stockholder are bound; or (ii) subject to the filings and other matters referred to in the next sentence, any provision of any order, judgment or Law applicable to the Stockholder or the properties or assets of the Stockholder. No Consent of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby. If the Stockholder is married and the Subject Shares of the Stockholder constitute community property this Agreement constitutes a valid and binding agreement of the Stockholder’s spouse, enforceable against such spouse in accordance with its terms. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby. The Stockholder hereby acknowledges that it has received and reviewed a copy of the Merger Agreement.

(b) The Subject Shares. The Stockholder is the owner of, and, except for any Subject Shares held in “street name” and identified on Schedule A, the record owner of the Subject Shares set forth on Schedule A attached hereto. The Stockholder has good and marketable title to the Subject Shares set forth on Schedule A free and clear of any Liens, other than those liens set forth on Schedule A. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth on Schedule A attached hereto. The Stockholder has the sole right and authority to vote and dispose of the Subject Shares, and the Stockholder is not a party or bound by, and neither the Stockholder nor the Subject Shares is subject to any voting trust or other agreement, option, warrant, proxy, arrangement or restriction with respect to the voting or disposition of the Subject Shares, except as contemplated by this Agreement.

(c) Reliance. The Stockholder understands and acknowledges that the Parent and Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows: Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. Parent has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. The execution and delivery by Parent of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Parent under (i) the certificate of incorporation or bylaws of Parent, (ii) any provision of any Contract to which Parent is a party or by which any properties or assets of Parent are bound or (iii) subject to the reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, any provision of any Judgment or Law applicable to Parent or the properties or assets of Parent.

SECTION 3. Covenants of Stockholder. Stockholder covenants and agrees as follows:

(a) At any meeting of the stockholders of the Company called to vote on the Merger, the Merger Agreement or the other Transactions or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger, the Merger Agreement or the other Transactions is sought, the Stockholder shall, (i) when a meeting is held, appear at such meeting or otherwise cause all Subject Shares that were outstanding on the record date for such meeting to be counted as present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted), including by executing a written consent, the Subject Shares that were outstanding on the record date for such meeting in favor of the adoption and approval of the Merger, the Merger Agreement and all of the Transactions.

(b) The Stockholder hereby irrevocably grants to, and appoints, Parent and Sub, or any of them, and any individual designated in writing by any of them, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares of the Stockholder that are outstanding on the applicable date, or grant a consent or approval in respect of the Subject Shares of the Stockholder that are outstanding on the applicable date in a manner consistent with this Section 3. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 3(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy and power of attorney is given to secure the performance of the duties of the Stockholder under Section 3 of this Agreement. The Stockholder hereby further affirms that the irrevocable proxy and power of attorney is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy and attorney-in-fact may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law. The irrevocable proxy and power of attorney granted hereunder shall automatically terminate upon the termination of both Section 3(a) and Section 3(c).

(c) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought with respect to any of the matters described in (x), (y) or (z) below, the Stockholder shall: (i) when a meeting is held, appear at such meeting or otherwise cause all Subject Shares that were outstanding on the applicable record date to be counted as present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted) the Subject Shares that were outstanding on the applicable record date against (x) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (y) any Acquisition Proposal and (z) any amendment of the Company Certificate or the Company By-laws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, delay, frustrate, prevent or nullify the Merger or any provision of the Merger Agreement or any of the Transactions or change in any manner the voting rights of any class of the Company’s capital stock. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing. The Stockholder agrees that, as a condition to the Transfer, whether by operation of law or otherwise, of legal or beneficial ownership of the Subject Shares by the Stockholder to any person or entity, the Stockholder shall obtain such person’s or entity’s agreement in writing to be bound by the terms of Section 3.

(d) Stockholder further agrees that, until the termination of this Agreement, Stockholder will not, and will not permit any entity under Stockholder’s control to, (i) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) with respect to an Acquisition Proposal (as defined below), (ii) initiate a stockholders’ vote with respect to an Acquisition Proposal or (iii) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Acquisition Proposal.

(e) Other than pursuant to this Agreement, the Stockholder shall not directly or indirectly (A) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares or Subject Options to any Person other than in accordance with the Merger or (B) grant any proxy, deposit any Subject Shares or Subject Options into any voting trust or enter into any other agreement or arrangement related to the voting of the Subject Shares or Subject Options, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or (C) commit or agree to take any of the foregoing actions.

(f) The Stockholder shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. The Stockholder shall not issue any press release or make any other public statement with respect to the Merger, the Merger Agreement or any other Transaction without the prior consent of Parent, except for public statements made in press releases issued by the Company to the extent permitted by the Merger Agreement or as may be required by applicable Law (including, without limitation, making filings required by Sections 13(d) and 16 of the Exchange Act).

(g) The Stockholder agrees to promptly notify Parent of the number of any Subject Shares acquired by the Stockholder after the date hereof.

(h) The Stockholder hereby covenants and agrees that the Stockholder (a) except for any existing liens identified on Schedule A, has not entered into and shall not enter into any agreement that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder and (b) shall not take any action that would reasonably be expected to make any of his, her or its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling him, her or it from performing his, her or its obligations under this Agreement.

(i) Stockholder shall not enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of any of the provisions and agreements contained in this Agreement.

SECTION 4. Termination. This Agreement shall terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms; provided that Sections 4 and 5 shall survive any termination of this Agreement pursuant to Section 4(b).

No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination.

SECTION 5. Consent and Waiver; Termination of Existing Agreements. At the time Stockholder’s Subject Shares are voted pursuant to this Agreement in connection with the Merger, the Merger Agreement and the other Transactions, Stockholder shall be deemed to have given any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Stockholder is a party or subject or in respect of any rights Stockholder may have in connection with the Merger or the other Transactions (whether such rights exist under any of the Company’s charter documents, or any contract to which the Company is a party or by which it is, or any of its assets are, bound under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Company’s board of directors’ actions in approving and recommending the Merger, the Merger Agreement and the Certificate of Merger, or to seek damages or other legal or equitable relief in connection therewith. From and after the Effective Time, Stockholder’s right to receive the consideration set forth in Article II of the Merger Agreement (including but not limited to Stockholder’s rights under the Exchange Agreement) on the terms and subject to the conditions set forth in the Merger Agreement and the Exchange Agreement shall constitute Stockholder’s sole and exclusive right against the Company and/or Parent in respect of Stockholder’s ownership of the Subject Shares and the Subject Options and his status as a stockholder of the Company or any agreement or instrument with the Company pertaining to the Subject Shares and the Subject Options or Stockholder’s status as a stockholder of the Company, in any case other than as set forth in the Merger Agreement or the Exchange Agreement.

SECTION 6. Additional Matters.

(a) Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request, for the purpose of effectively carrying out the transactions contemplated by this Agreement. Without limiting the generality or effect of the foregoing or any other obligation of Stockholder hereunder, Stockholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that each of the Company and Parent may rely upon such delivery as conclusively evidencing the waivers of Stockholder referred to in Section 5.

(b) No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer of the Company. Stockholder is entering into this Agreement solely in his, her or its capacity as the record holder and beneficial owner of the Subject Shares and nothing herein shall limit or affect any actions taken by Stockholder in his or her capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

(c) The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder’s successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Shares, or the acquisition of additional Common Shares or other voting securities of the Company by the Stockholder (whether by purchase, conversion or otherwise), the number of Subject Shares listed on Schedule A set forth opposite the name of such Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional or decreased Common Shares or other voting securities of the Company issued to or acquired or disposed of by such Stockholder.

SECTION 7. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by first class mail, return receipt requested, sent by facsimile (with hard copy to follow by regular mail) or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 9.3 of the Merger Agreement and to the Stockholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d) Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

(e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective when signed by both Parent and Stockholder and delivered to each of them. Each party need not sign the same counterpart. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Exchange Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Parent without the prior written consent of Stockholder or by Stockholder without the prior written consent of Parent, and any purported assignment without such consent shall be void; provided that notwithstanding the foregoing Parent may assign or transfer its rights, interests and obligations under this Agreement to any Person to which Parent assigns or transfers its rights, interests and obligation under the Merger Agreement in accordance with the Merger Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(i) Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law or in equity. Parent shall be entitled to recover its reasonable attorney’s fees and expenses in enforcing its rights under this Agreement.

(j) Waiver of Jury Trial. EACH OF THE PARTIES AGREES AND ACKNOWLEDGES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELOCATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT.

(k) Specific Performance. Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements of Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (b) Parent is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at law. Therefore, Stockholder agrees that Parent shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Stockholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies Parent may have.

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

AH HOLDINGS, INC.

By:	/s/ Adam B. Dolder
	Name:	Adam B. Dolder
	Title:	Secretary

/s/ Zak W. Elgamal
Zak W. Elgamal

[SIGNATURE PAGE TO STOCKHOLDER VOTING AGREEMENT]

SCHEDULE A

Name and Address of Stockholder	Number of Shares of Company Common Stock Owned of Record	Number of Shares of Company Common Stock held in “Street name”	Number of Shares Underlying Stock Options Owned
Zak W. Elgamal 10039 Bissonnet Street Suite 250 Houston, TX 77036-7852 Fax: (713) 779-9862	3,108,933	285,715	463,926

Jaime A. Olmo-Rivas 10039 Bissonnet Street Suite 250 Houston, TX 77036-7852 Fax: (713) 779-9862	3,108,932	286,315	463,926

Bland E. Chamberlain III 10039 Bissonnet Street Suite 250 Houston, TX 77036-7852 Fax: (713) 779-9862	991,163	—	115,981

Jose Chapa Jr. 10039 Bissonnet Street Suite 250 Houston, TX 77036-7852 Fax: (713) 779-9862	991,163	—	115,981

Liens on Subject Shares: None

Exhibit 3

EXECUTION COPY

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of December 20, 2010 by and among AH Holdings, Inc., a Delaware corporation (the “Parent”), and Zak W. Elgamal(the “Rollover Holder”). Certain terms used in this Agreement are defined in Section 5 of this Agreement.

WHEREAS, the Parent has entered into that certain Agreement and Plan of Merger (as amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of the date hereof, by and among the Parent, AH Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and American Surgical Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, the completion of the Exchange pursuant to the terms of this Agreement is a condition precedent to the consummation of the transactions contemplated by the Merger Agreement.

WHEREAS, the Rollover Holder desires to exchange the number of Common Shares (as such term is defined in the Merger Agreement) set forth on Exhibit A attached hereto (the “Contributed Shares”) for the number of shares of Series A Preferred Stock, par value $0.00001 per share, of Parent set forth opposite the Rollover Holder’s name on Exhibit A attached hereto (the “Rollover Stock”).

WHEREAS, the Rollover Holder believes that it is in his best interests to enter into this Agreement and consummate the transactions contemplated hereby and by the Merger Agreement.

WHEREAS, for federal income tax purposes, it is intended that the contributions made to Parent in contemplation of the Merger and the Exchange (as defined below) shall, together, qualify as contributions of property for stock within the meaning of Section 351(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Acquisition of Rollover Stock.

(a) Immediately prior to the Effective Time (as such term is defined in the Merger Agreement), and conditioned upon the Closing, the Rollover Holder shall (i) transfer and deliver to the Parent the Contributed Shares (and shall deliver the certificate(s) representing such Contributed Shares accompanied by duly executed stock powers), free and clear of all Liens (as defined in the Merger Agreement), and (ii) execute and deliver a counterpart signature page to the Stockholders Agreement, and promptly thereafter the Parent shall issue to the Rollover Holder the Rollover Stock (the “Exchange”). For the avoidance of doubt, all stockholder rights, including voting rights and dividend rights, will remain with the Rollover Holder until the Closing, and, further, any dividends declared on the Contributed Shares prior to the Closing will be paid to the Rollover Holder. In addition, all “Additional Per Share Merger Consideration” (as defined in the Merger Agreement) to be paid by the Company with respect to the Contributed

Shares shall be the property of the Rollover Holder, and Parent shall promptly take such actions on and after the Effective Time as may be necessary or appropriate to assure that any such Additional Per Share Merger Consideration that is received (or reasonably anticipated to be received) by Parent in respect of the Contributed Shares is paid directly to the Rollover Holder, including but not limited to submitting instructions to pay the Additional Per Share Merger Consideration related to such Contributed Shares to the Rollover Holder. Parent hereby acknowledges that all “Additional Equity Per Share Merger Consideration” (as defined in the Merger Agreement) related to the Contributed Shares shall be the property of the Rollover Holder pursuant to this Agreement and that no further action needs to be taken by either Parent or Rollover Holder following the Effective Time for Rollover Holder to be rightfully named as the legal and beneficial owner of such Additional Equity Per Share Merger Consideration. Parent shall take such actions as Rollover Holder may reasonably request in the future to more fully memorialize Rollover Holder’s ownership of such Additional Equity Per Share Merger Consideration.

(b) In connection with the acquisition of the Rollover Stock hereunder, and the execution, delivery and performance of this Agreement and the other agreements to which the Rollover Holder is a party (collectively, the “Documents”), the Rollover Holder represents and warrants to the Parent that:

(i) The Rollover Holder is acquiring the Rollover Stock for investment for his own account, not as a nominee or agent, and not with the view to, or for resale or in connection with, any distribution thereof. The Rollover Holder understands that the Rollover Stock has not been, and will not be, registered under the Securities Act or under any state securities laws in reliance on a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Rollover Holder’s representations as expressed herein. The Rollover Holder is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission.

(ii) The Rollover Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the Exchange, the offering of Rollover Stock and the Stockholders Agreement and has had full access to such other information concerning the Parent as he has requested.

(iii) The Rollover Holder has had the opportunity to consult his or her own tax advisors with respect to the tax consequences to himself of the purchase, receipt or ownership of the Rollover Stock, including the tax consequences under federal, state, local, and other income tax laws of the United States or any other country and the possible effects of changes in such tax laws. The Rollover Holder acknowledges that none of the Parent, its subsidiaries, affiliates, successors, beneficiaries, heirs and assigns and its and their past and present directors, officers, employees, and agents (including, without limitation, their attorneys) makes or has made any representations or warranties to the Rollover Holder regarding the tax consequences to the Rollover Holder of the purchase, receipt or ownership of the Rollover Stock, including the tax consequences under federal, state, local and other tax laws of the United States or any other country and the possible effects of changes in such tax laws.

(iv) The Rollover Holder is the legal, record and beneficial owner of the Contributed Shares, free and clear of any Liens, and all Contributed Shares are duly authorized, fully paid, validly issued and nonassessable.

(v) This Agreement constitutes the legal, valid and binding obligation of the Rollover Holder, enforceable in accordance with its terms (except as enforceability may be limited by principles of public policy, applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally or general principles of equity (regardless of whether considered and applied in a proceeding at law or in equity)), and the execution, delivery and performance of this Agreement by the Rollover Holder does not (and the execution, delivery and performance of the other Transaction Documents will not) and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which the Rollover Holder is a party or any judgment, order or decree to which the Rollover Holder is subject.

(vi) The Rollover Holder is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Rollover Stock.

(vii) The Rollover Holder acknowledges that none of the Parent or any of its officers, directors, representatives, advisors or affiliates has given the Rollover Holder any legal, tax or investment advice, credit information, or opinion on whether the exchange of the Contributed Shares for the Rollover Stock is prudent. Other than the Certificate of Incorporation, the Stockholders Agreement (in substantially the form provided to the Rollover Holder prior to the date hereof), the Management Services Agreement (in substantially the form provided to the Rollover Holder prior to the date hereof) and information related to the anticipated amount of debt to be incurred by Parent at Closing (which is anticipated to be approximately $23,400,000 of funded debt at Closing), the Rollover Holder has not relied on the Parent to furnish or make available any documents or other information regarding the credit, affairs, financial condition or business of the Parent, or any other matter concerning the Parent. Except as set forth herein, the Rollover Holder acknowledges none of the Parent or any of its officers, directors, representatives or affiliates has made any representation or warranty to the Rollover Holder.

(c) Upon execution of this Agreement by the Rollover Holder, the Rollover Holder’s spouse shall execute the Consent in the form of Exhibit B attached hereto.

2. Restrictions on Transfer of Rollover Stock. Except as contemplated by Section 1(a) of this Agreement the Rollover Holder will not directly or indirectly Transfer the Contributed Shares. The Rollover Holder agrees that at the Closing he will execute, and become a party to, the Stockholders Agreement. The Rollover Holder acknowledges that the Rollover Stock shall not be Transferred, except pursuant to the provisions of the Stockholders Agreement.

3. Representations and Warranties of the Parent. As a material inducement to the Rollover Holder to enter into this Agreement and acquire the Rollover Stock, the Parent hereby represents and warrants to the Rollover Holder that:

(a) Organization and Corporate Power. The Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Parent and its Subsidiaries taken as a whole. The Parent has all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

(b) Business of Parent. Parent and Merger Sub were each recently incorporated in order to engage in the transactions contemplated under the Merger Agreement and this Agreement. The only business activities conducted by Parent prior to the date hereof have been in connection with the transactions contemplated by the Merger Agreement and any agreement related thereto, this Agreement and any agreement related thereto, and the preparation of any documents related to any such agreements, including but not limited to the transactions, agreements and documents related to the financing of any transactions contemplated by any of the foregoing.

(c) Title to Shares. Upon the contribution by each Rollover Holder of its Contributed Shares and delivery by Parent to such Rollover Holder of certificates for the Rollover Stock that such Rollover Holder is acquiring pursuant hereto, such Rollover Stock will be duly authorized, validly issued and outstanding, fully paid and nonassessable, and free of preemptive rights, rights of first refusal or similar rights (except such rights as are set forth in the Stockholders Agreement).

(d) Capitalization. Immediately prior to the consummation of the Exchange, the authorized capital stock of Parent shall consist of (i) 28,000 shares of Common Stock, par value $0.00001 (the “Common Stock”), 26,000 shares of which shall have been designated “Voting Common Stock”, and 2,000 shares of which shall have been designated “Non-Voting Common Stock” (the “Non-Voting Common Stock”); and (ii) 13,500 shares of Preferred Stock, par value $0.00001 (the “Preferred Stock”), 1,500 shares of which shall have been designated “Series A Preferred Stock” (the “Series A Preferred Stock”) and 10,000 shares of which shall have been designated “Series B Preferred Stock” (the “Series B Preferred Stock”). Immediately following the Effective Time, the issued and outstanding capital stock of Parent shall be as set forth on Exhibit C and no other shares of capital stock of Parent will be issued and outstanding. Except as set forth on Exhibit C, there will be no options, warrants, subscription rights, or similar rights or other contracts or commitments to purchase additional shares of capital stock of Parent outstanding as of the date hereof or immediately following the Effective Time. The rights, preferences, privileges and restrictions of the Voting Common Stock, Non-Voting Common Stock, Series A Preferred Stock and Series B Preferred Stock of Parent will be as stated in the Certificate of Incorporation of Parent and the Stockholders Agreement. All shares of capital stock of Parent issued prior to or in connection with the Exchange shall have been duly authorized, and when issued will be validly issued, fully paid and nonassessable.

(e) Authorization; No Breach. The execution, delivery and performance of this Agreement has been duly authorized by the Parent. This Agreement constitutes a valid and binding obligation of the Parent, enforceable in accordance with its terms. The execution and delivery by the Parent of this Agreement and the fulfillment of and compliance with the respective terms hereof and thereof by the Parent do not and will not conflict with, violate or cause a breach of, or any law, statute, rule or regulation to which the Parent is subject, or any material agreement, instrument, order, judgment or decree to which the Parent is a party or by which it is bound.

(f) Merger Sub. Parent owns (and at Closing will continue to own) all of the issued and outstanding capital stock of Merger Sub.

4. Acknowledgements. In connection with the execution of this Agreement, the contribution by the Rollover Holder to Parent of its Contributed Shares, the receipt by such Rollover Holder of Rollover Stock in accordance with the terms and subject to the conditions of this Agreement, and the other transactions related to the Exchange contemplated hereby, each Rollover Holder acknowledges, covenants and agrees as follows:

(a) The Rollover Holder has the information that it deems necessary to determine whether to enter into this Agreement and the Stockholders Agreement and that such Rollover Holder’s obligation to contribute the Rollover Stock to be contributed by it pursuant hereto shall be enforceable against such Rollover Holder.

(b) All rights and obligations of such Rollover Holder with respect to its Rollover Stock received pursuant to this Agreement, including in respect of voting and transfer rights, shall be as provided by law or in Parent’s Certificate of Incorporation, Bylaws and Stockholders Agreement.

(c) THE ROLLOVER STOCK ISSUED TO THE ROLLOVER HOLDER HAS NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND THE ROLLOVER HOLDER’S INVESTMENT IN THE ROLLOVER STOCK IS SPECULATIVE AND RISKY. THERE IS NO PUBLIC OR OTHER MARKET FOR THE ROLLOVER STOCK NOR IS ANY LIKELY TO DEVELOP. PARENT HAS A LIMITED FINANCIAL HISTORY AND PARENT, INCLUDING ITS SUBSIDIARIES, WILL BORROW A SUBSTANTIAL PORTION OF THE FUNDS TO ACQUIRE THE COMPANY. THE ROLLOVER HOLDER ACKNOWLEDGES THAT IT MAY AND CAN AFFORD TO LOSE ITS ENTIRE INVESTMENT IN THE ROLLOVER STOCK AND THAT IT UNDERSTANDS IT MAY HAVE TO HOLD SUCH INVESTMENT INDEFINITELY.

(d) Great Point Partners, LLC (or an Affiliate thereof) (“GPP”) will receive from the Company, pursuant to a Management Services Agreement to be executed by the Company and GPP at Closing in the form previously provided to the Rollover Holder, certain fees and rights to receive reimbursement of certain costs and expenses.

(e) GPP or an Affiliate thereof will have the power to designate a majority of the Parent’s and the Company’s directors, and will therefore be able to control the direction and future operations of the Parent and the Company.

(f) As an inducement to the Parent to issue the Rollover Stock to the Rollover Holder, and as a condition thereto, the Rollover Holder acknowledges and agrees that neither the issuance of the Rollover Stock to the Rollover Holder nor any provision contained herein shall entitle the Rollover Holder to remain in the employment of the Parent or any of its Subsidiaries or affect the right of the Parent or any such Subsidiary to terminate such Rollover Holder’s employment at any time for any reason. The terms of the Rollover Holder’s employment with the Company will be governed by the terms of any Employment Agreement between the Rollover Holder and the Company which will not be affected by this Agreement.

(g) The certificates representing the Rollover Stock will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN A STOCKHOLDERS AGREEMENT BETWEEN AH HOLDINGS, INC. (THE “COMPANY”) AND THE STOCKHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENTS MAY BE OBTAINED BY THE HOLDER HEREOF AT THE COMPANY’S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE.”

5. Definitions.

Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement. In addition, the following terms shall have the meanings set forth below.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, investment fund, any other business entity and a governmental entity or any department, agency or political subdivision thereof.

“Stockholders Agreement” means that certain Stockholders Agreement in substantially the form provided to the Rollover Holder prior to the date hereof among the Parent and all of its stockholders.

“Transaction Documents” means this Agreement, the Stockholders Agreement, and each of the other agreements contemplated hereby and thereby.

“Transfer” shall mean any direct or indirect transfer, donation, sale, assignment, pledge, encumbrance, hypothecation, gift, creation of a security interest in or lien on, or other disposition, irrespective of whether any of the foregoing are effected with or without consideration, voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, inter vivos or upon death.

6. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by reputable overnight courier service (charges prepaid) or sent by facsimile (with hard copy to follow by regular mail) to the recipient at the address below indicated:

If to the Parent:

AH Holdings, Inc.

c/o Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Attention: Adam B. Dolder

Fax: (203) 971-3320

with a copy to:

(which shall not constitute notice to the Parent)

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Attention: Brooks B. Gruemmer

Fax: (312) 984-7700

If to the Rollover Holder:

Zak W. Elgamal

c/o American Surgical Holdings, Inc.

10039 Bissonnet, Suite 250

Houston, TX 77036-7852

Fax: (713) 779-9862

Email: zakelgamal@asainc.us

with a copy to:

Kathleen Deutsch

Broad and Cassel

One North Clematis Street

Suite 500

West Palm Beach, FL 33401

Fax: (561) 650-1130

or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

7. General Provisions.

(a) Tax Treatment. Each of the parties hereto intend that the transactions contemplated by Section 1 qualify as part of an exchange of property for stock under Section 351 of the Internal Revenue Code of 1986, as amended. Each of the parties hereto shall prepare and file all tax returns in a manner consistent with such treatment, including filing the statements required by Treasury Regulation §1.351-3 with his, her or its federal income tax return filed for the taxable year in which includes the date of the Closing (as such term is defined in the Merger Agreement).

(b) Agreements Unchanged. Nothing in this Agreement shall amend, modify, alter or change the Parent’s rights or obligations under the Merger Agreement.

(c) Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Contributed Shares or any Rollover Stock in violation of any provision of this Agreement shall be void.

(d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(e) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents executed in connection with the Merger Agreement, embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(f) Counterparts. This Agreement may be executed in separate counterparts (including by means of facsimile), each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

(g) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Rollover Holder, the Parent, and their respective successors and assigns (including subsequent holders of Rollover Stock); provided that the rights and obligations of the Rollover Holder under this Agreement shall not be assignable, except as permitted in the Stockholders Agreement.

(h) Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(i) Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney’s fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(j) Amendment and Waiver. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

(k) No Inducement. The Rollover Holder hereby represents and warrants that he has not been induced to agree to execute this Agreement by any statement, act or representation of any kind or character by anyone, except as contained herein. The Rollover Holder further represents that he has fully reviewed this Agreement and has full knowledge of its terms, and executes this Agreement of his or her own choice and free will, after having received the advice of his attorney(s).

(l) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which the Parent’s chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

(m) Adjustments of Numbers. All numbers set forth herein that refer to share prices or amounts will be appropriately adjusted to reflect stock splits, stock dividends, combinations of shares and other recapitalizations affecting the subject class of stock.

8. Effectiveness. This Agreement shall be a binding obligation of the parties as of the date it is executed; provided that in the event that the Merger Agreement is terminated prior to the Effective Time, this Agreement shall be deemed void and of no further force and effect.

— Signature page follows —

IN WITNESS WHEREOF, the parties have executed this Exchange Agreement as of the date first written above.

PARENT:

AH HOLDINGS, INC.

By:	/s/ Adam B. Dolder
Name:	Adam B. Dolder
Title:	Secretary

ROLLOVER HOLDER:

By:	/s/ Zak W. Elgamal
Name: Zak W. Elgamal

Signature Page to Exchange Agreement

EXHIBIT A

Rollover Holder	Contributed Shares	Shares of Parent Series A Preferred Stock (the “Rollover Stock”)
Jaime A. Olmo-Rivas	868,314 shares	580 shares
Zak W. Elgamal	868,179 shares	580 shares
Bland E. Chamberlain III	249,107 shares	166 shares
Jose Chapa Jr.	249,107 shares	166 shares

EXHIBIT B

SPOUSAL CONSENT

The undersigned spouse of such Rollover Holder hereby acknowledges that I have read the foregoing Exchange Agreement and the Stockholders Agreement referred to therein, each executed by the Rollover Holder and dated as of the date hereof, and that I understand their contents. I am aware that the foregoing Exchange Agreement and Stockholders Agreement impose certain restrictions on the Rollover Stock (including, without limitation, the transfer restriction thereof). I agree that my spouse’s interest in these securities is subject to these restrictions and any interest that I may have in such securities shall be irrevocably bound by these agreements and further, that my community property interest, if any, shall be similarly bound by these agreements.

/s/ Cynthia L. Elgamal Date: 12-16, 2010

Spouse’s Name: Cynthia L. Elgamal

/s/ Marshall G. Webb Date: 12-16, 2010

Witness’ Name: Marshall G. Webb

EXHIBIT C

OUTSTANDING SECURITIES OF PARENT

AT EFFECTIVE TIME

Holder	Series B Preferred Shares	Series A Preferred Shares	Common Shares

Great Point Partners, Lenders and their Affiliates	8,508	0	0

Jaime A. Olmo-Rivas	0	580 shares	0

Zak W. Elgamal	0	580 shares	0

Bland E. Chamberlain III	0	166 shares	0

Jose Chapa Jr.	0	166 shares	0

OPTIONS AND WARRANTS

Pursuant to their Employment Agreements, the Company has committed to issue options to acquire 189 shares of Voting Common Stock to Zak Elgamal and options to acquire 189 shares of Voting Common Stock to Jaime Olmo-Rivas. Warrants may be issued to providers of financing in connection with Parent’s acquisition of the Company pursuant to the Merger Agreement, entitling such persons to acquire up to 11% of the then outstanding capital stock of the Company, calculated on an as-converted, fully diluted basis. All of the holders listed above will be diluted pro rata (on an as-converted, fully diluted basis) if such warrants are issued.